Exhibit 2.1

EXECUTION

AGREEMENT AND PLAN OF MERGER

by and among

SAP AMERICA, INC.

CONGRESS ACQUISITION CORP.

and

CONCUR TECHNOLOGIES, INC.

Dated as of September 18, 2014

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Exhibit A – Certificate of Incorporation of the Surviving Corporation

Schedule 8.04(c) – Knowledge of Parent

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 18, 2014 (this “Agreement”), is by and among SAP America, Inc., a Delaware corporation (“Parent”), Congress Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Concur Technologies, Inc., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.04 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”), with the Company to be the surviving corporation of the Merger (the “Surviving Corporation”), and each share of common stock, par value $0.001 per share, of the Company (each a “Share” and collectively, the “Shares”) to be thereupon cancelled and converted into the right to receive cash in an amount equal to $129.00 per Share (the “Merger Consideration”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, as of September 18, 2014, upon the terms and subject to the conditions set forth herein, duly and unanimously adopted resolutions (a) approving and declaring the advisability of this Agreement, (b) approving the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, (c) determining this Agreement and the Transactions to be advisable, fair to and in the best interests of the Company and the Company’s stockholders and (d) recommending that the Company’s stockholders adopt this Agreement (the “Company Board Recommendation”);

WHEREAS, the respective boards of directors of Parent and Merger Sub have, upon the terms and subject to the conditions set forth herein, approved and declared advisable this Agreement and the Transactions, including the Merger;

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub and certain stockholders of the Company are entering into a voting agreement of even date herewith (the “Voting Agreement”) pursuant to which such stockholders have agreed, subject to the terms thereof, to vote their Shares in favor of adoption of this Agreement among other matters;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, Guarantor is entering into this Agreement to provide for the guaranty provided for in Section 8.15 in favor of the Company with respect to certain of Parent’s and Merger Sub’s obligations under this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Corporation. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, the Company Certificate shall, subject to Section 5.08, by virtue of or in connection with the Merger, be amended and restated in its entirety to read as set forth in Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended as provided therein or by applicable Law.

(c) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the Company Bylaws shall be amended and restated in their entirety to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(d) The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(e) If at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.02 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Eastern Time, on a date to be specified by the parties (the “Closing Date”), such date to be no later than the third International Business Day after satisfaction or waiver of all of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Jones Day, 1755 Embarcadero Road, Palo Alto, California 94303, unless another time, date or place is agreed to in writing by the parties hereto. On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, Merger Sub and the Company shall cause a certificate of merger or other appropriate documents (in any case, the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”

Section 1.03 Meeting of Stockholders to Approve the Merger.

(a) Promptly, and in any event within 10 Business Days, after the date of this Agreement, the Company shall prepare and file with the SEC preliminary proxy materials for the Special Meeting (together with any amendments and supplements thereto and any other required proxy materials, the “Proxy Statement”) relating to the Merger and this Agreement. Subject to Section 5.03(d) and Section 5.03(e), the Company shall include the Company Board Recommendation in the Proxy Statement. The Company shall also include the Fairness Opinion (in its entirety) in the Proxy Statement together with a summary thereof. Parent shall provide promptly to the Company such information concerning Parent and Merger Sub as may be reasonably requested by the Company for inclusion in the Proxy Statement.

(b) Notwithstanding the provisions of Section 1.03(a), prior to filing the preliminary Proxy Statement, a definitive Proxy Statement or any Other Filing with the SEC in connection with the Transactions, the Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on each such filing in advance, and the Company shall include in such filing all comments reasonably proposed by Parent in respect of such filings, except to the extent such disclosures relate to an Acquisition Proposal. The Company shall notify Parent promptly of the receipt of any oral or written comments from the SEC or its staff (or of notice of the SEC’s intent to review) and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or any Other Filing or for additional or supplemental information in connection therewith. The Company shall, as promptly as reasonably practicable after the receipt of such comments from the SEC or its staff with respect to the Proxy Statement or any such Other Filing (i) supply Parent with copies of all written correspondence received in connection therewith and (ii) provide Parent a reasonably detailed description of any oral comments received in connection therewith. The Company (1) shall provide Parent with a reasonable opportunity to review and comment on any responses to comments or inquiries by the SEC with respect to any filings related to the Transactions, (2) shall include in such response all comments reasonably proposed by Parent in respect of the filings, except to the extent such comments relate to an Acquisition Proposal, (3) shall not file or mail such document, or respond to the SEC, prior to receiving the approval of Parent, which approval shall not be unreasonably withheld or delayed, and (4) shall provide Parent and its counsel with a reasonable opportunity to participate in any discussions or meetings with the SEC or its staff with respect to such filings. The Company shall respond in good faith to any comments by the SEC as promptly as reasonably practicable. Parent shall provide its comments to the Company as promptly as reasonably practicable.

(c) If the Company: (i) does not receive comments from the SEC with respect to the preliminary Proxy Statement, the Company shall file definitive proxy materials (including the definitive Proxy Statement) with the SEC and cause the definitive Proxy Statement to be mailed to the stockholders of the Company on or prior to the third Business Day after the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, or (ii) does receive comments from the SEC with respect to the preliminary Proxy Statement, the Company shall file definitive proxy materials (including the definitive Proxy Statement) with the SEC and cause the definitive Proxy Statement to be mailed to the stockholders of the Company on or prior to the third Business Day immediately following clearance by the SEC with respect to such comments.

(d) If, at any time prior to the date of the Special Meeting, any event or information relating to the Company, Parent, Merger Sub, or any of their Affiliates should be discovered by Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading, the party that discovers such information shall promptly notify the other parties and the Company shall cause an appropriate amendment or supplement describing such information to be filed with the SEC as promptly as reasonably practicable thereafter and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(e) The Company, acting through the Company Board, shall, in accordance with applicable Law: (i) duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as reasonably practicable, and in any event (to the extent permissible under applicable Law) no earlier than 30 days and no later than 40 days after the mailing of the definitive Proxy Statement to the stockholders of the Company, for the purpose of obtaining the Company Stockholder Approval (the “Special Meeting”) and (ii) subject to Section 5.03, use its reasonable best efforts to solicit from the stockholders of the Company proxies in favor of the adoption of this Agreement and secure the vote or consent of the stockholders of the Company as required by the rules of NASDAQ, the DGCL or other applicable Law to effect the Merger. The Company shall give Parent no less than 10 Business Days’ advance notice (or such shorter period of time as notice is provided to NASDAQ) of the date which shall be set as the “record date” for the Special Meeting. The Company shall consult with Parent regarding the date of the Special Meeting and shall not change the record date or postpone or adjourn the Special Meeting without the prior written consent of Parent; provided that the Company may, following reasonable consultation with Parent, adjourn the Special Meeting (i) to the extent reasonably necessary to ensure that any supplement or amendment to the Proxy Statement that the Company Board, after consultation with outside counsel, reasonably determines is necessary to comply with applicable Law, is made available to the Company’s stockholders in advance of the Special Meeting, (ii) to the extent that, as of the time that the Special Meeting is originally scheduled, adjournment of the Special Meeting is necessary to enable the Company to solicit additional proxies required to constitute a quorum necessary to conduct the business of the Special Meeting and to obtain the Company Stockholder Approval. The Company may, and if so requested by Parent shall, adjourn the Special Meeting in order to provide for the expiration of any time period provided for in Section 5.03(d) or Section 5.03(e).

(f) The Company shall ensure that the Special Meeting is called, noticed, convened, held and conducted, and that all Persons solicited in connection with the Special Meeting are solicited, in compliance in all material respects with all applicable Law. The adoption of this Agreement and adjournment of the Special Meeting, as necessary, to solicit additional proxies if there are insufficient votes in favor of adoption of this Agreement shall be the only matters which the Company shall propose to be acted on by the stockholders of the Company at the Special Meeting, unless otherwise approved in writing by Parent.

(g) Without limiting the generality of the foregoing, the Company agrees that (i) its obligation to duly call, give notice of, convene and hold the Special Meeting shall not be affected by any Change of Board Recommendation and (ii) its obligations pursuant to this Section 1.03 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal (whether or not a Superior Proposal). Unless this Agreement is terminated in accordance with Section 7.01, the Company agrees that it shall not submit to the vote of the stockholders of the Company any Acquisition Proposal (whether or not a Superior Proposal) prior to the vote of the stockholders of the Company with respect to the Merger at the Special Meeting.

(h) At the Special Meeting or any postponement or adjournment thereof, Parent shall vote, or cause to be voted, all of the Shares then owned of record by Parent or Merger Sub or with respect to which Parent or Merger Sub otherwise has, directly or indirectly, voting power in favor of the adoption of this Agreement, and Parent shall use its reasonable best efforts to deliver or provide (or cause to be delivered or provided), in its capacity as a stockholder of the Company, any other stockholder approvals that are required by applicable Law to effect the Merger.

ARTICLE II

CONVERSION OF SECURITIES IN THE MERGER

Section 2.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.01(b) and other than Dissenting Shares, shall be converted into the right to receive the Merger Consideration, payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law in accordance with Section 2.02(f), upon surrender of the Certificate formerly representing such Shares (or, in the case of Book-Entry Shares, surrender of such Book-Entry Shares) in accordance with Section 2.02. Notwithstanding the foregoing, shares subject to Full Value Awards shall be treated in accordance with Section 2.04(b) and Section 2.04(c).

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary that is directly or indirectly wholly-owned by the Company, and all Shares owned of record by Parent, Merger Sub or any of their respective direct or indirect wholly-owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(c) Merger Sub Common Stock. Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 2.02 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent or Merger Sub shall designate a reputable bank or trust company reasonably acceptable to the Company to act as the paying agent for purposes of effecting the payment of the aggregate Merger Consideration in connection with the Merger (the “Paying Agent”). At or promptly after the Effective Time (but in no event later than five International Business Days after the Effective Time), Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent funds sufficient to pay the aggregate Merger Consideration to which holders of Shares (other than holders of Dissenting Shares and Shares subject to Full Value Awards) shall be entitled to receive pursuant to this Agreement as a result of the occurrence of at the Effective Time and upon surrender of Certificates or Book-Entry Shares as the case may be; provided, however, in the event that such funds on deposit with the Paying Agent are insufficient to pay the aggregate Merger Consideration, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent such additional funds as are necessary to ensure that the Paying Agent has funds sufficient to pay the aggregate Merger Consideration. Such funds shall be invested or otherwise held by the Paying Agent as directed by Parent or Merger Sub, in their sole discretion, pending payment thereof by the Paying Agent to the holders of the Shares. Earnings from such investments, if any, shall be the sole and exclusive property of Parent or Merger Sub, and no part of any such earnings shall accrue to the benefit of holders of Shares.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time, the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that represented Shares (the “Certificates”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”), in each case, which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement:

(i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or transfer of the Book-Entry Shares, as the case may be, to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent or the Paying Agent may reasonably specify; and

(ii) instructions for use in effecting the surrender of the Certificates or transfer of Book-Entry Shares in exchange for payment of the Merger Consideration.

(c) Cancellation of Shares; Payment of Merger Consideration. Upon the surrender of Certificates or transfer of Book-Entry Shares for cancellation to the Paying Agent, and upon delivery of a letter of transmittal, duly executed and in proper form in accordance with the instructions thereto, with respect to such Certificates or an agent’s message in the case of a book entry transfer of Book-Entry Shares, the holder of such Certificates or Book-Entry Shares shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates and for each Book-Entry Share. Any Certificates and Book-Entry Shares so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, without interest thereon.

(d) Transfer Books; No Further Ownership Rights in Shares. All cash paid upon the surrender of Certificates or the transfer of Book-Entry Shares in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares, as applicable. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) Termination of Fund; Abandoned Property; No Liability. At any time following the nine month anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.02(b), without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.02(f). If, immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws, any holder of Certificates or Book-Entry Shares has not complied with the procedures in Section 2.02(b) to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the payment in respect of such Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, neither Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Withholding Rights. Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the Merger Consideration or any other payment otherwise payable pursuant to this Agreement to any holder of Shares, Company Options or shares subject to Full Value Awards, as applicable, such amounts that Parent, Merger Sub, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable Law, including with respect to any stock transfer Taxes payable by holder of Shares, Company Options or shares subject to Full Value Awards. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, Parent shall pay (unless the Paying Agent is the entity withholding such amounts, in which case, Parent shall instruct the Paying Agent to pay) such amounts to the appropriate taxing authority and such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options or shares subject to Full Value Awards, as applicable, in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent.

(g) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.01(a); provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any Action that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 2.03 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.02(f). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in all negotiations and Actions with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment (unless required by Law) with respect to, or settle or compromise or offer to settle or compromise, any such demands, or agree to do any of the foregoing. Any portion of the aggregate Merger Consideration made available to the Paying Agent to pay for Shares that have become Dissenting Shares shall be returned to Parent upon demand.

Section 2.04 Treatment of Company Options, Company Restricted Stock and Company RSUs. No later than immediately prior to the Effective Time, the Company shall have taken all requisite action such that:

(a) Company Options. Each Company Option that is unexpired, unexercised and outstanding as of the Effective Time, whether vested or unvested, shall be, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company Option or any other Person, cancelled and converted at the Effective Time into the right to receive from the Surviving Corporation, within 21 days following the Effective Time, an amount in cash equal to the product of (x) the aggregate number of Shares subject to such Company Option, and (y) the excess, if any, of the Merger Consideration over the applicable per share exercise price under such Company Option. If the per share exercise price under any such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled pursuant to this Section 2.04(a) without payment of consideration.

(b) Treatment of Unvested Full Value Awards. Each Share subject to a Company RSU and each Share of Company Restricted Stock (each such award, a “Full Value Award”) that remains outstanding immediately prior to, and is not vested and does not become vested at, the Effective Time shall be cancelled and converted into the right to receive, in cash, the Merger Consideration, and such right shall remain subject to the time-based vesting (including any “double-trigger” acceleration) terms that applied with respect to the applicable Full Value Award immediately prior to the Effective Time under the award agreement governing such Full Value Award (the “Replacement Right”). Each Replacement Right shall not vest or become payable by the Surviving Corporation at the Effective Time and shall instead vest and become payable by Parent on the date upon which the applicable Share subject to the Full Value Award would have vested under the time-based vesting terms and other conditions, including any “double-trigger” acceleration terms, set forth in the award agreement governing such Full Value Award. If such terms and conditions are not satisfied and vesting ceases to continue at any point after the Effective Time, the holder of the Replacement Right shall have no right to receive any payment in respect of the forfeited Replacement Right or the original Full Value Award. Following the Effective Time, no Replacement Right may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person, other than to the Surviving Corporation, or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person, prior to the payment to such Person of the Merger Consideration in accordance with this Section 2.04(b). Notwithstanding any of the foregoing to the contrary, each Full Value Award held by a non-employee director of the Company that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall not be assumed, converted or substituted for by Parent and shall instead be cancelled at the Effective Time in exchange for a payment by the Surviving Corporation in respect of each Share subject to such Full Value Award in an amount equal to the Merger Consideration, to be paid in cash in a single lump-sum payment as soon as practicable (but in no event later than 21 days) following the Effective Time.

(c) Treatment of Vested Company RSUs. Each Share subject to a Company RSU that is vested but not yet issued as of the Effective Time, or that becomes vested at the Effective Time pursuant to the applicable award agreement, shall not be assumed or substituted for by Parent and shall instead be cancelled at the Effective Time in exchange for a payment by the Surviving Corporation in respect of each unissued Share subject to a Company RSU in an amount equal to the Merger Consideration, to be paid in cash in a single lump-sum payment as soon as practicable (but in no event later than 21 days) following the Effective Time.

Section 2.05 Treatment of Employee Stock Purchase Plan. Each current “Offering Period” (as defined in the ESPP) in progress as of the date of this Agreement under the ESPP shall continue, and, except as otherwise provided in this Section 2.05, the Shares shall be issued to participants thereunder on the next currently scheduled purchase dates thereunder occurring after the date of this Agreement as provided under, and subject to the terms and conditions of, the ESPP. Any Offering Period in progress as of the Effective Time shall be shortened, and the last day of each such Offering Period shall be the second Business Day immediately preceding the Effective Time. Each then outstanding ESPP Purchase Right shall be exercised automatically on the last day of such Offering Period. Notwithstanding any restrictions on transfer of stock in the ESPP, the treatment in the Merger of any Shares under this provision shall be in accordance with Section 2.01(a). The Company shall terminate the ESPP as of or immediately prior to the Effective Time. The Company shall, promptly after the date of this Agreement, take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 2.05 and as are appropriate to avoid the commencement of any new Offering Period thereunder at or after the date of this Agreement and prior to the earlier of the termination of this Agreement or the Effective Time.

Section 2.06 No Right to Equity Under Awards. The parties agree that following the Effective Time, no holder of a Company Option, Company RSU, ESPP Purchase Right or any other equity-based awards shall have any right hereunder to acquire any Equity Interest (including any “phantom” stock or stock appreciation rights) in the Company, any of the Company Subsidiaries or the Surviving Corporation.

Section 2.07 Notices; Board or Committee Resolutions.

(a) To the extent necessary to give effect to the transactions contemplated in Section 2.04, the Company shall, at least 10 Business Days prior to the anticipated Effective Time, use its reasonable best efforts to provide notice, in a form and substance reasonably acceptable to Parent, to all holders of outstanding Company Options and shares subject to Full Value Awards that are subject to Section 2.04 and holders of ESPP Purchase Rights subject to Section 2.05.

(b) Prior to or promptly after the date of this Agreement, the Company Board or any committee thereof that administers the Company Stock Option Plans shall adopt resolutions, in a form reasonably acceptable to Parent, that (i) terminate each Company Stock Option Plan effective as of or immediately prior to the Effective Time, (ii) approve the transactions contemplated in Section 2.04 as valid under the terms of the Company Stock Option Plans and the award agreements issued thereunder, (iii) approve the transactions contemplated in Section 2.05 as valid under the terms of the ESPP and the award agreements issued thereunder and further document that:

(A) the transactions contemplated in Section 2.04 are consistent with the terms of the Company Stock Option Plans and the award agreements issued thereunder;

(B) the transactions contemplated in Section 2.05 are valid under the terms of the ESPP and the award agreements issued thereunder;

(C) Parent’s assumption of the obligation to pay any Replacement Rights that vest pursuant to the terms set forth in Section 2.04(b) will result in Parent substituting an equivalent award for each share subject to a Full Value Award that becomes subject to the terms set forth in Section 2.04(b); and

(D) the consummation of the Merger will not accelerate the vesting of any shares subject to Full Value Awards or Company Options that are exchanged for Replacement Rights, except as (1) specifically provided by Section 2.04(a) with respect to Company Options, (2) specifically provided by Section 2.04(b) with respect to any such Full Value Awards held by non-employee directors of the Company, or (3) specifically provided by the terms of the individual award agreement documenting a Full Value Award between the holder of any Full Value Award and the Company or a Company Subsidiary that is in effect on the date of this Agreement.

Section 2.08 Adjustments to Prevent Dilution. In the event that the Company changes (or establishes a record date for changing) the number of shares of Company Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding shares of Company Stock, at any time during the period from the date of this Agreement to the Effective Time, the Merger Consideration shall be equitably adjusted to reflect such transaction; provided, however, that nothing in this Section 2.08 shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Schedule”) which identifies items of disclosure by reference to a particular Section or subsection of this Agreement, as applicable, or any other part of the Company Disclosure Schedule where it is reasonably apparent based on the substance of such disclosure (without reference to the contents of the documents referred to therein) or the context in which such disclosure is made that such disclosure shall be deemed to be disclosed with respect to any other Section or subsection of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company and each Company Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing (to the extent a concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted in all material respects, except with respect to the Company Subsidiaries, where the failure to be in good standing, individually or in the aggregate, has not had a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified to do business and is in good standing (to the extent a concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had a Company Material Adverse Effect.

(b) The Company has delivered or caused to be delivered to Parent and Merger Sub true and complete copies of the Company Certificate and the Company Bylaws, and the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of each material Company Subsidiary and each Company Subsidiary that is not wholly-owned, directly or indirectly, by the Company. Each of such documents is in full force and effect. The Company is not in violation of the Company Certificate or Company Bylaws, and the Company Subsidiaries are not in violation in any material respect of their respective organizational or governing documents.

(c) None of the Company or Company Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(d) Section 3.01(d) of the Company Disclosure Schedule sets forth a true and complete list of each Company Subsidiary, together with the jurisdiction of organization or formation of each Company Subsidiary and (ii) the directors and officers of the Company and each material Company Subsidiary, as of the date of this Agreement.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 195,000,000 shares of common stock, par value $0.001 and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of the close of business on September 16, 2014 (the “Capitalization Date”), there were 57,074,353 Shares issued and outstanding (with no shares of Company Restricted Stock) and 2,440 Shares were held in treasury by the Company. No shares of Company Preferred Stock are issued or outstanding.

(b) As of the close of business on the Capitalization Date, the Company has no shares of capital stock reserved for or otherwise subject to issuance, except for (i) 204,696 Shares reserved for issuance pursuant to the exercise of outstanding Company Options under the Company Stock Option Plans, (ii) 2,961,750 Shares reserved for issuance pursuant to the vesting of Company RSUs under the Company Stock Option Plans, (iii) up to 180,000 Shares reserved for issuance pursuant to the exercise of outstanding ESPP Purchase Rights under the ESPP, (iv) 3,095,332 Shares reserved for future awards under the Company Stock Option Plans, (v) 5,491,882 Shares reserved for issuance pursuant to the 2015 Notes, (vi) 5,491,882 Shares reserved for issuance pursuant to the 2015 Warrants, (vii) 4,661,550 Shares reserved for issuance pursuant to the 2018 Notes, and (viii) 4,661,550 Shares reserved for issuance pursuant to the 2018 Warrants.

(c) All of the outstanding Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights and were issued in compliance with applicable Law. All Shares subject to issuance under any Company Options or Company RSUs and any Company Stock Option Plan, the 2015 Notes, the 2015 Warrants, the 2018 Notes and the 2018 Warrants, upon issuance prior to the Effective Time, if any, pursuant to the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and issued in material compliance with applicable Law. Section 3.02(c) of the Company Disclosure Schedule sets forth, as of the close of business on the Capitalization Date, an accurate and complete list of each outstanding Company Option, ESPP Purchase Right, Company RSU and award of Company Restricted Stock and (i) the employee number of each holder thereof, (ii) the date of grant, (iii) the portion which is vested of each Company RSU or award of Company Restricted Stock as of the close of business on the Capitalization Date, (iv) the vesting schedule of such Company RSU, (v) the exercise or purchase price thereof, if applicable, and in the case of ESPP Purchase Rights, the fair market value as of the offer date of each ongoing offering period, (vi) the Company Stock Option Plan (and the name of any foreign sub-plan) under which each Company Option, ESPP Purchase Right or Company RSU, as the case may be, was granted and (vii) the number of holders of ESPP Purchase Rights on a country-by-country basis. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Each grant of a Company Option, Company RSU, award of Company Restricted Stock and ESPP Purchase Right was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance in all material respects with Law, recorded on the Company’s financial statements in accordance with GAAP in all material respects consistently applied, and were validly issued, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of the grant. Except for Company Options, Company RSUs, Company Restricted Stock and ESPP Purchase Rights, there are no awards or rights outstanding under any of the Company Stock Option Plans.

(d) Except as set forth in Section 3.02(b), there are no Contracts to which the Company or any Company Subsidiary is a party, including options, warrants, debentures, notes or other rights, Contracts, arrangements or commitments of any character (i) relating to any Equity Interests of the Company, (ii) obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company, (iii) providing general voting rights with holders of Shares or Company Preferred Stock, or convertible into securities having such rights, or (iv) (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of or (E) granting any preemptive or antidilutive rights with respect to, any Shares or other Equity Interests in the Company. From the close of business on the Capitalization Date, the Company has not issued any shares of its capital stock or other Equity Interests except upon the exercise of Company Options and the settlement of Company RSUs outstanding as of the close of business on the Capitalization Date, or upon conversion of the 2015 Notes or exercise of the 2015 Warrants outstanding on the Capitalization Date and except as permitted under Section 5.01.

(e) Section 3.02(e) of the Company Disclosure Schedule sets forth, for each material Company Subsidiary and each Company Subsidiary that is not, directly or indirectly, wholly-owned by the Company, as applicable: (i) its authorized capital stock or other Equity Interests, (ii) the number of its outstanding shares of capital stock or other Equity Interests and type(s) of such outstanding shares of capital stock or other Equity Interests and (iii) the record owner(s) thereof. Other than the outstanding shares of capital stock of each Company Subsidiary, there are no other Equity Interests of any Company Subsidiary.

(f) Except for the rights of the Company or a wholly-owned Company Subsidiary in their capacity as a holder of the outstanding Equity Interests of a Company Subsidiary, there are no Contracts of the Company or any Company Subsidiary, including options, warrants, debentures, notes or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party (i) relating to any Equity Interests of a Company Subsidiary, (ii) obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company Subsidiaries, (iii) providing general voting rights with holders of the Equity Interests of any Company Subsidiary, or convertible into securities having such rights, or (iv) (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of, or (E) granting any preemptive or antidilutive rights with respect to, any Equity Interests in a Company Subsidiary. Other than Equity Interests that are owned by certain nominee equity holders as required by the applicable Law of the jurisdiction of organization of such Company Subsidiaries (which shares or other interests do not materially affect the Company’s control of such Company Subsidiaries), the Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding Equity Interests of each of the Company Subsidiaries, free and clear of any Liens, and all of such Equity Interests have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights and were issued in compliance with applicable Law. Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person, or has any obligation or has made any agreement to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person.

(g) The conversion rate for the 2015 Notes is 19.1022 Shares per each $1,000 principal amount of the 2015 Notes.

(h) The conversion rate for the 2018 Notes is 9.5377 Shares per each $1,000 principal amount of the 2018 Notes.

Section 3.03 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions including the Merger (subject to and assuming the receipt of the Company Stockholder Approval in connection with the Merger). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, including the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to adopt or authorize this Agreement or to consummate the Transactions other than, with respect to the Merger, the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL. This Agreement has been validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent, Merger Sub and Guarantor, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in an Action at law or in equity).

(b) The Company Board has (i) taken all appropriate actions so that, assuming the accuracy of the representations and warranties set forth in Section 4.05, the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to, or as a result of, the execution of this Agreement, the Voting Agreement or the consummation of the Transactions, including the Merger, without any further action on the part of the stockholders of the Company or the Company Board and (ii) subject to any Change of Board Recommendation effected in compliance with Section 5.03(d) or Section 5.03(e) after the date of this Agreement, duly and unanimously adopted resolutions (A) approving and declaring the advisability of this Agreement, (B) approving the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, (C) determining this Agreement and the Transactions to be advisable, fair to and in the best interests of the Company and the Company’s stockholders and (D) recommending that the Company’s stockholders adopt this Agreement. No other “fair price,” “moratorium,” “control share acquisition”, “business combination” or other anti-takeover statute or Law (each, together with Section 203 of the DGCL, a “Takeover Law”) is applicable to the Company or the Transactions. None of the Company or any Company Subsidiary has adopted a stockholder rights agreement, rights plan, “poison pill” or other similar agreement.

Section 3.04 No Conflict; Required Filings and Consents. Assuming the receipt of the Company Stockholder Approval and the making of the filings and the receipt of the consents and waiting period terminations or expirations identified in Section 3.04(b), none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both):

(a) (i) conflict with or violate the Company Certificate or Company Bylaws, or any equivalent organization or governing documents of any Company Subsidiary; (ii) conflict with or violate any Law or rule of the NASDAQ applicable to the Company or any Company Subsidiary or by which any of their respective properties is bound or affected, in each case, in any material respect; (iii) result in any material violation or breach of, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) or impair the Company’s or any of the Company Subsidiaries’ material rights under, or alter their respective material obligations or alter the material rights or obligations of any third party under, or give to any third party any rights of purchase, termination, amendment, payment, acceleration or cancellation pursuant to any Company Material Contract or under any Company Permit, or (iv) result in the creation of a Lien (other than a Permitted Lien) on any of the material properties or assets (including intangible assets) of the Company or any Company Subsidiary.

(b) require any consent, approval, waiting period termination or expiration, Order, license, authorization, declaration or permit of, or filing or registration with or notification to, any Governmental Entity, except (i) the applicable requirements, if any, of the Securities Act and the Exchange Act, including the filing of the Proxy Statement relating to the adoption by the stockholders of the Company of this Agreement, (ii) the filing and recordation of the Certificate of Merger or other documents as required by the DGCL, (iii) compliance with any applicable requirements of the HSR Act and the applicable requirements of non-U.S. Antitrust Laws, (iv) such filings as may be required under the rules and regulations of the NASDAQ, (v) the Exon-Florio Filing and clearance by CFIUS, (vi) such consents, approvals, Orders, licenses, authorizations, declarations, permits, filings, registrations and notifications as may be required under state or foreign securities or Takeover Laws and (vii) such other consents, approvals, Orders, licenses, authorizations, declarations, permits, filings, registrations or notifications which, if not obtained or made, would not have a Company Material Adverse Effect.

Section 3.05 Permits; Compliance With Law.

(a) The Company and each Company Subsidiary holds all material authorizations, licenses, permits, certificates, filings, consents, variances, exemptions, waivers, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses in all material respects as currently conducted (the “Company Permits”). The Company and each Company Subsidiary is, and has for the past six years been, in compliance with the terms of the Company Permits in all material respects, and all of the Company Permits are valid and in full force and effect in all material respects. As of the date of this Agreement, no material suspension, modification, revocation or cancellation of any of the Company Permits is, to the Knowledge of the Company, pending or threatened.

(b) Neither the Company nor any Company Subsidiary is in material violation, or has any continuing material Liability as a result of any, conflict or noncompliance with, default under or violation of, or has any continuing or unresolved material Liabilities in connection with, or, to the Knowledge of the Company, is being investigated for or charged by any Governmental Entity with, a material violation of or noncompliance with any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected. To the Knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or threatened, nor, to the Knowledge of the Company, has any Governmental Entity indicated an intention to conduct any such investigation.

(c) None of the Company, the Company Subsidiaries or any of their respective directors or executives, agents or representatives (i) has used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other applicable anticorruption Laws, (iv) has established or maintained any unlawful fund of corporate monies or other properties, (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (vi) violated or operated in noncompliance with any anti-money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations.

(d) There are, and have been, no Actions pending or, to the Knowledge of the Company, Actions or investigations threatened, of any nature seeking to impose, or that are reasonably likely to result in the imposition, on the Company or any of the Company Subsidiaries of any Liability arising under or relating to any Environmental Law or Company Permit relating to the environment, health or safety matters, or in connection with any Hazardous Substance, which Liability has been or is reasonably likely to be, either individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary is subject to any continuing or unresolved material liabilities in connection with, any agreement, Order settlement, letter or memorandum by or with any Governmental Entity or third party imposing any Liability under any Environmental Law or Company Permit relating to the environment, health or safety matters, or in connection with any Hazardous Substance.

(e) The Company and each Company Subsidiary have at all times conducted their export transactions in material compliance with (i) applicable U.S. Export and Import Laws and (ii) applicable Foreign Export and Import Laws, and, since October 1, 2011, neither the Company nor any Company Subsidiary has made a voluntary disclosure with respect to any violation of any U.S. Export and Import Laws or Foreign Export and Import Laws. Without limiting the foregoing: (i) the Company and each Company Subsidiary have obtained or invoked, and are in compliance in all material respects with, all material export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications, license exceptions and filings with any Governmental Entity required under U.S. Export and Import Laws and Foreign Export and Import Laws for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), and (ii) there are no Actions pending or, to the Knowledge of the Company, Actions or investigations threatened against the Company or any Company Subsidiary with respect to such Export Approvals, (iii) there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that have given rise to any material claims, and (iv) no Export Approvals for the transfer of export licenses to Parent or the Surviving Corporation are required. There are no Actions pending or, to the Knowledge of the Company, threatened Actions or investigations, against the Company or any Company Subsidiary with respect to violations of export approvals.

Section 3.06 SEC Filings.

(a) Since October 1, 2011, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, proxy statements, schedules, statements and other documents (including exhibits) required to be filed or furnished (as applicable) by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC since October 1, 2011, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). None of the Company Subsidiaries is currently or has, since becoming a Company Subsidiary been, required to file any forms, reports or other documents with the SEC.

(b) As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended prior to the date of this Agreement, as of the date of the last such amendment, the Company SEC Documents complied (or with respect to Company SEC Documents filed or furnished after the date of this Agreement, will comply) in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder and did not (or with respect to Company SEC Documents filed or furnished after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

Section 3.07 Financial Statements.

(a) Each of the consolidated financial statements of the Company (including, in each case, any notes and schedules thereto) included in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) have been prepared from, are in accordance with, and accurately reflect the books and records of the Company and the consolidated Company Subsidiaries in all material respects, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q or any successor or like form under the Exchange Act, including the absence of footnotes) and (iii) present fairly in all material respects the consolidated financial position and the consolidated results of operations, cash flows and stockholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein.

(b) Without limiting the generality of Section 3.07(a) or any of the representations made in Section 3.06(a), (i) Grant Thornton LLP has not resigned or been dismissed as the independent registered public accounting firm of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, (ii) neither the chief executive officer nor the chief financial officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act and (iii) no enforcement Action has been initiated or, to the Knowledge of the Company, Actions or investigations threatened against the Company by the SEC relating to disclosures contained in any Company SEC Document.

Section 3.08 Internal Controls; Sarbanes-Oxley Act.

(a) The Company and the Company Subsidiaries (i) have established and maintain a system of internal control over financial reporting sufficient to provide reasonable assurance that: (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; (ii) have implemented and maintain disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company, including its consolidated Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosure, and (iii) have disclosed, based on the Company’s most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board, (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has delivered to Parent prior to the date of this Agreement all disclosures of significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that have been made by the Company to the Company’s auditors or audit committee at any time between January 1, 2009 and the date of this Agreement.

(b) Since January 1, 2009, neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any Company Subsidiary has received or otherwise had or obtained Knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices. Since October 1, 2011, no current or former attorney representing the Company or any Company Subsidiary has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any Company Subsidiary, or any of their respective officers, directors, employees or agents, to the current Company Board or any committee thereof or to any current director or executive officer of the Company.

(c) As of the date hereof, to the Knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any Company Subsidiary. Since

October 1, 2011, neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any Company Subsidiary, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee, contractor, subcontractor or agent of the Company or any Company Subsidiary in the terms and conditions of his or her employment or engagement because of any lawful act of such employee, contractor, subcontractor or agent described in Section 806 of the Sarbanes-Oxley Act.

(d) The books and records of the Company and each Company Subsidiary have been, and are being, properly and accurately maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions. The Company has made available to Parent the minutes of the Company for the three years prior to the date of this Agreement and such minutes contain a complete (except as excluded with respect to any minutes which relate in all material respects exclusively to the Transactions or as redacted with respect to (i) information relating to the Transactions or other confidential information related to third parties in connection with the process conducted by the Company related to or resulting in the Transactions or (ii) information that is competitively sensitive vis a vis Parent and its business) and correct, in all material respects, record of the meetings and other corporate actions held or taken by its stockholders and board of directors, including committees of the board of directors.

(e) The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC.

(f) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K under the Securities Act, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Item 5.05 of Form 8-K. To the Knowledge of the Company, there have been no violations of provisions of the Company’s code of ethics by any such persons.

Section 3.09 Absence of Undisclosed Liabilities.

(a) Except as set forth in Section 3.09(a) of the Company Disclosure Schedule, there are no Liabilities of the Company or any Company Subsidiary, other than:

(i) Liabilities disclosed and provided for in the consolidated balance sheet of the Company as of June 30, 2014 that is included in the Company SEC Documents as of the date of this Agreement (the “Most Recent Balance Sheet”), or disclosed in the notes thereto;

(ii) Liabilities incurred under this Agreement or in connection with the Transactions;

(iii) Liabilities under executory contracts to which the Company or any of the Company Subsidiaries are bound, other than as a result of a breach thereof; or

(iv) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Balance Sheet in amounts that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any Company Subsidiary in the Company Financial Statements or any Company SEC Documents.

Section 3.10 Absence of Certain Changes or Events. Since June 30, 2014 through the date hereof, (a) except as disclosed in the Company SEC Documents filed with the SEC on or after June 30, 2014, but prior to the date of this Agreement (other than disclosures in such Company SEC Documents contained under the heading “Risk Factors” or any disclosure of risks included in any “forward looking statements” disclaimers or other similar cautionary disclosure), the Company and the Company Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any Company Material Adverse Effect, and (c) there has not been any action taken by the Company or any Company Subsidiary from June 30, 2014 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time without the prior written consent of Parent, would constitute a breach of Section 5.01(a)(i), (iv), (v), (vi), (vii), (viii), (x), (xiii), (xvi), (xix), (xx) or (xxii).

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a complete list of each Company Benefit Plan, other than (i) offer letters and other agreements, understandings or arrangements related to non-U.S. employees, (ii) offer letters and other agreements, understanding or arrangements related to U.S. employees that are terminable without any obligation of the Company to provide advance notice of termination or severance rights, and (iii) any agreement, understanding or arrangement under which a single individual who is not a director or does not hold a position of senior vice president or above of the Company is eligible to receive non-material compensation and/or benefits. None of the Company, any Company Subsidiary, any ERISA Affiliate or, to the Knowledge of the Company, any other Person has any express or implied commitment to: (i) modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other Law; or (ii) institute any plan, Contract, program, fund or arrangement of any kind for the benefit of any current or former directors, officers, employees, stockholders or consultants of the Company, any Company Subsidiary or any ERISA Affiliate, other than the Company Benefit Plans listed on Section 3.11(a) of the Company Disclosure Schedule.

(b) With respect to each Company Benefit Plan listed in Section 3.11(a) of the Company Disclosure Schedule, the Company has delivered or made available, or with respect to Foreign Employee Benefit Plans will deliver or make available within 20 Business Days following the date of this Agreement, to Parent accurate and complete copies of (i) each Company Benefit Plan (or, if such Company Benefit Plan is not written, a written summary of its material terms), including all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (ii) all summaries and summary plan descriptions, including any summary of material modifications, (iii) the three most recent annual reports (Form 5500 series) with any required schedules filed with the IRS with respect to such Company Benefit Plan, (iv) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (vi) with respect to each Company Benefit Plan, each trust agreement, insurance or group annuity contract, administration and similar agreements, and investment management or investment advisory agreements, (vii) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan, and (viii) all material filings made with any Governmental Entity within the past five years, including any filings under a government sponsored amnesty, voluntary compliance or similar program (including the IRS Employee Plans Compliance Resolution System and the Department of Labor Delinquent Filer Program or Voluntary Fiduciary Correction Program).

(c) Each Company Benefit Plan has been maintained, operated, and administered in all material respects in accordance with its terms and any related documents or agreements and in compliance in all material respects in accordance with all Law, including ERISA and the Code. Contributions (including any premiums) required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the Most Recent Balance Sheet. With respect to the Company Benefit Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company, any Company Subsidiary, any ERISA Affiliate or any Company Benefit Plan fiduciary could be subject to any material Liability (other than for routine benefit Liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law, nor would negotiation or consummation of the Transactions be reasonably likely to give rise to such material Liability. With respect to each Company Benefit Plan, all material Tax, annual reporting and other filings with a Governmental Entity required by ERISA, the Code and other applicable Law have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants.

(d) Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code either (i) has a current favorable determination letter from the IRS as to its qualified status (or is waiting to receive a favorable determination letter for an application filed during the last 12 months of its previous remedial amendment cycle), or (ii) may rely upon a prototype opinion letter, and each Company Benefit Plan and related trust which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt. No fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust. There has been no termination, partial termination or discontinuance of contributions to any Company Benefit Plan intended to qualify under Code Section 401(a).

(e) There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in material Liability to the Company, any Company Subsidiary or any ERISA Affiliate. There have been no breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA (or breaches of any other fiduciary duty under applicable Law) with respect to any Company Benefit Plan that could reasonably be expected to result in any material Liability or material excise tax under ERISA, the Code or other applicable Law being imposed on the Company, any Company Subsidiary or any ERISA Affiliate. Each Company Benefit Plan (other than an employment, severance, change in control or other similar agreement with an individual) can be unilaterally amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms by the Company, a Company Subsidiary or an ERISA Affiliate, without material Liability to the Company, any Company Subsidiary or any ERISA Affiliate (other than (A) Liability for ordinary administrative expenses typically incurred in a termination event or (B) Liability for benefits accrued as of the date of such amendment, termination or discontinuation to the extent that either (x) there are sufficient assets set aside in a trust or insurance Contract to satisfy such Liability or (y) such Liability is reflected on the Most Recent Balance Sheet). No Action is pending, or to the Knowledge of the Company, is any investigation pending or Action or investigation threatened, against or with respect to any Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims). None of the Company, any Company Subsidiary or any ERISA Affiliate has any material Liability under Section 502 of ERISA. All contributions and payments to such Company Benefit Plan are fully deductible under Sections 162 or 404 of the Code. No amount is subject to Tax as unrelated business taxable income under Section 511 of the Code, and no excise tax could reasonably be expected to be imposed upon the Company under Chapter 43 of the Code.

(f) Neither the Company, any Company Subsidiary nor any ERISA Affiliate has ever (i) maintained a Company Benefit Plan that was subject to Section 412 of the Code or Title IV of ERISA or had any Liability with respect to such plan or (ii) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) that is subject to ERISA. No Company Benefit Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code, or is funded through a “welfare benefit fund” as defined in Section 419(e) of the Code or a supplemental unemployment benefit plan within the meaning of Section 501(c)(17) of the Code.

(g) With respect to any Contract or insurance policy providing funding for benefits under any Company Benefit Plan, there is no material Liability of the Company, any Company Subsidiary or any ERISA Affiliate in the nature of a retroactive rate adjustment, loss sharing arrangement, or other material Liability, nor would there be any such material Liability if such Contract or insurance policy was terminated on the date of this Agreement, and neither any party to any such Contract nor any insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and, to the Knowledge of the Company as of the date of this Agreement, no such Actions with respect to any such insurer are imminent.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event, such as termination of employment) will (i) result in any compensatory payment becoming due to any director or employee of the Company, any Company Subsidiary, any ERISA Affiliate or any of their respective Affiliates, or to any Governmental Entity or other Person on behalf of any such director or employee, from the Company, any Company Subsidiary, any ERISA Affiliate or any of their respective Affiliates under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment or vesting of any benefits or (iv) result in the payment of any amount that, individually or in combination with any other such payment, would not be deductible pursuant to Section 280G of the Code (determined without regard to Section 280G(b)(4) of the Code) or Section 162(m) of the Code.

(i) Except as required by Law, no Company Benefit Plan provides any retiree or post-employment health, disability, life insurance or other welfare benefits (whether or not insured) to any Person. The Company, each Company Subsidiary and each ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder, and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

(j) The Company does not maintain any Company Benefit Plans that are or may reasonably be deemed to be a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code). No award granted under any of the Company Stock Option Plans is or may reasonably be deemed to be a “non-qualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code. None of the Company, any Company Subsidiary or any ERISA Affiliate is a party to, or otherwise obligated under, any Company Benefit Plan that provides for the gross-up of the Tax imposed by Section 409A(a)(1)(B) of the Code. The execution and delivery of this Agreement by the Company and the consummation of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan or Contract that would reasonably be expected to result in any payment of deferred compensation which will not be in compliance with Section 409A of the Code.

(k) All Foreign Employee Benefit Plans (i) have been maintained, operated and funded in all material respects in accordance with material applicable Law (including applicable Tax withholding and reporting requirements and applicable legal filings), (ii) if they are intended to qualify for special tax treatment, to the Knowledge of the Company, meet all material requirements for such treatment and (iii) if they are intended to be funded and/or book-reserved, are funded and/or book reserved in all material respects, as appropriate, based upon reasonable actuarial assumptions.

(l) Section 3.11(l) of the Company Disclosure Schedule sets forth a list of all Company Benefit Plans with assets containing stock or other securities issued by the Company or any Company Subsidiary.

Section 3.12 Labor and Other Employment Matters.

(a) The Company and each Company Subsidiary is in compliance in all material respects with all Laws respecting employment and employment practices, terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings, compensation and benefits, and wages and hours, including Title VII of the Civil Rights Act of 1964, the Equal Pay Act of 1967, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act, and the applicable rules and regulations adopted by those federal agencies responsible for the administration of such Laws (“Employment Practices”). Neither the Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business consistent with past practice). To the Knowledge of the Company, as of the date of this Agreement, (i) there are no Actions or investigations pending or scheduled by any Governmental Entity pertaining to the Employment Practices of the Company or any Company Subsidiary; and (ii) no material complaints relating to Employment Practices of the Company or any Company Subsidiary have been filed with any Governmental Entity or submitted in writing to the Company or any Company Subsidiary. To the Knowledge of the Company, no event has occurred, nor does any condition or circumstance exist, that would reasonably be expected to provide a basis for the commencement of any material labor strikes, slowdowns, work stoppages, lockouts, or any similar activity or dispute. To the Knowledge of the Company, the Company and the Company Subsidiaries are not engaged, and have never been engaged, in any unfair labor practice (as defined under the National Labor Relations Act) and there is no charge or complaint against the Company or any Company Subsidiary by the National Labor Relations Board, any comparable state or foreign agency, or any individual, pending or, to the Knowledge of the Company, threatened.

(b) Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any Contract that is a collective bargaining agreement or other agreement with any labor union or labor organization, and no such Contract is presently being negotiated. To the Knowledge of the Company, there are no current and there has not been at any time during the last five years any campaigns to solicit cards from employees of the Company or any Company Subsidiary to authorize representation by any labor union or labor organization and, to the Knowledge of the Company, there are no current and there has not been at any time during the last five years any other union organizing activities concerning any employees of the Company or any Company Subsidiary. There are no current and, to the Knowledge of the Company, there have not been any labor strikes, slowdowns, work stoppages, lockouts, or any similar activity or dispute, affecting the Company or any Company Subsidiary during the last five years. The consent of, consultation of or the rendering of formal advice by any labor or trade union, works council or any other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the Transactions.

(c) Neither the Company nor any Company Subsidiary is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed to such employees. Other than normal accruals of wages during regular payroll cycles, there are no arrearages in the payment of wages except for possible violations or arrearages, which, individually or in the aggregate, are not, and will not be, individually or in the aggregate, material in magnitude.

(d) To the Knowledge of the Company, no employee of the Company or any Company Subsidiary is in material violation of any term of any employment Contract, non-disclosure or confidentiality agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary by which the individual is employed because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

(e) The Company and each Company Subsidiary is in compliance with the Worker Readjustment and Notification Act (29 U.S.C. §2101) (the “WARN Act”) and any applicable state laws or other Laws regarding redundancies, reductions in force, mass layoffs, and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff, or plant closing to affected employees, representatives, any state dislocated worker unit and local government officials, or any other Governmental Entity. For the past two years, neither the Company nor any Company Subsidiary has taken any action that would constitute a “mass layoff” or “plant closing” within the meaning of the WARN Act or would otherwise trigger notice requirements or Liability under any other comparable state or local law in the United States. To the Knowledge of the Company, for the past two years, neither the Company nor any Company Subsidiary has taken any action that resulted in (or will result in) the termination of employment of 50 or more employees or more than 10% of the employees in any country outside of the United States during any 90 day period.

(f) The Company has made available to Parent a list, as of the date of this Agreement, of (i) the employee number of each employee that provides services to the Company or any Company Subsidiary and the country (and state, for those located in the U.S.) in which each such employee is based and primarily performs his or her duties or services (except where the disclosure of such information would be prohibited by data privacy/protection Laws without the employee’s consent); and (ii) each such person’s position or title, annual base salary or wages, date of hire, service credit date, visa status (if applicable) and the name of any applicable works council or collective bargaining agreement that applies to such person (a “Worker List”). As of the date of this Agreement, no officer or employee identified on the Worker List holding the position of senior vice president or above has terminated or has advised the Company or any Company Subsidiary in writing of his or her intention to terminate his or her relationship or status as an employee of the Company or the Company Subsidiary for any reason, including because of the consummation of the Transactions, and the Company and the Company Subsidiaries have no plans or intentions as of the date of this Agreement to terminate any such employee. The Company has delivered or made available, or will deliver or make available within 20 Business Days following the date of this Agreement, (A) a list of the number of Contingent Workers of the Company by jurisdiction as of the date of this Agreement, and (B) a list, as of the date of this Agreement of (i) the consultant number of each Consultant and (ii) each such person’s hourly or monthly fee, and (iii) the country in which such person is based and primarily performs his or her services.

(g) All current employees of the Company and any Company Subsidiary who work in the United States are, and all former employees of the Company or any Company Subsidiary who worked in the United States whose employment terminated, voluntarily or involuntarily, since October 1, 2011 were, legally authorized to work for the Company or the Company Subsidiary in the United States. The Company and any Company Subsidiary have completed and retained the necessary employment verification paperwork under the Immigration Reform and Control Act of 1986 for the employees hired prior to the Closing Date.

(h) The Compensation Committee of the Company Board is (and at all times during the past 18 months was, and at all times from the date of this Agreement through the Effective Time will be) composed solely of “independent directors” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto (each, an “Independent Director”). The Company Board, at a meeting duly called and held, has determined that each of the members of the Compensation Committee of the Company Board is an Independent Director.

Section 3.13 Contracts.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each Contract of the Company or any Company Subsidiary in effect as of the date of this Agreement and that is included within any of the following categories:

(i) all Contracts that purport to limit, curtail or restrict the freedom or right of the Company, any Company Subsidiary or any of the Company’s current or future Affiliates in any material respect to engage or compete in any line of business or sell, supply, license or distribute any product or service, in each case, in any market or geographic area, with any Person or during any period of time (or pursuant to which a benefit or right is required to be given or would be lost as a result of so competing, engaging, selling, supplying or distributing);

(ii) any Contract that by its terms limits the payment of dividends or other distributions by the Company or any Company Subsidiary;

(iii) any Contract that grants any Person other than the Company or any Company Subsidiary any exclusive license, supply, distribution or other rights;

(iv) any Contract that grants any Person other than the Company or any Company Subsidiary any (A) “most favored nation” or other preferred pricing rights, (B) rights of first refusal, rights of first negotiation or similar rights or that materially limits or purports to materially limit the ability of the Company of any Company Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses, (C) exclusive rights to purchase any Company Products, or (D) right to require the Company or any Company Subsidiary to purchase all or any portion of the Company’s or a Company Subsidiary’s requirements from any third party, or similar provision;

(v) any Contract that obligates the Company or any Company Subsidiary (A) to provide maintenance and/or support with respect to any discontinued Company Product or any prior version of any Company Product for more than 24 months following the release of a replacement product or new version of a Company Product, as applicable or (B) except as set forth in Top Service Agreements, to maintain compatibility between Material Company Products, on the one hand, and any new versions or releases of end customer’s internal enterprise software systems (such as ERP or GL software) on the other hand;

(vi) any Contract relating to the disposition or acquisition by the Company or any Company Subsidiary of any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) (A) entered into since October 1, 2011, (B) that contains “earn-out” provisions or other payment (including contingent payment) obligations that are payable after the date of this Agreement or (C) that contains ongoing non-competition, indemnification obligations or other ongoing obligations that are material to the Company and the Company Subsidiaries, taken as a whole;

(vii) any Contract (A) governing the terms of any existing equity or debt investment by the Company or any Company Subsidiary in excess of $5,000,000 or (B) providing for ongoing capital commitments (including any obligation to provide funds, or make an investment, in the form of a loan, capital contribution or otherwise), other than, in each case, any such Contract between the Company and any direct or indirect wholly-owned Company Subsidiary, or between direct or indirect wholly-owned Company Subsidiaries (“Intercompany Contracts”);

(viii) any Indebtedness under which the currently outstanding maximum obligation of the Company and the Company Subsidiaries is $1,000,000 or greater, whether secured or unsecured, excluding any Indebtedness pursuant to Intercompany Contracts;

(ix) any Indebtedness under which the currently outstanding maximum obligation owed to the Company and the Company Subsidiaries is $5,000,000 or greater, whether secured or unsecured, excluding any Indebtedness pursuant to Intercompany Contracts;

(x) any lease, sublease or other Contract relating to the occupancy of the Leased Real Property involving payments by the Company or the Company Subsidiaries in excess of $1,000,000 in 2012 or any year thereafter;

(xi) any Contract pursuant to which the Company or any Company Subsidiary authorizes a third party to sell Company Products under its own brand without any branding of the Company or a Company subsidiary, any general or limited partnership agreement, or any material joint development or joint venture Contract;

(xii) any Contract relating to the settlement of any civil, administrative or judicial Action or investigation within the past five years other than any such Contract that provided solely for payment(s) of less than $1,000,000 in addition to other customary terms for settlement agreements, such as settlement and release provisions and confidentiality obligations, in each case that does not restrict the operation of the business conducted or to be conducted by the Company or the Company Subsidiaries, and that has not otherwise been material to the business of the Company and its Subsidiaries, taken as a whole;

(xiii) any (A) standstill or similar agreement restricting any Person from acquiring the securities of, soliciting proxies respecting, or affecting the control, of any other Person (other than agreements related to the Company’s investment in privately-held entities), or (B) Contract requiring the Company or any Company Subsidiary to provide any notice or information to any Person prior to considering or accepting any Acquisition Proposal or similar proposal or prior to entering into any discussions or Contract relating to any Acquisition Proposal or similar transaction;

(xiv) any Contract with any Governmental Entity or any Contract incorporating government acquisition terms (e.g., in the U.S., the Federal Acquisition Regulation (FAR) or the Defense Federal Acquisition Regulation Supplement (DFARS)) involving payments of more than $850,000 in the twelve month period prior to the Agreement Date;

(xv) each Contract that involves performance of custom Software development or consulting services commitments by the Company or any Company Subsidiary (excluding, for the avoidance of doubt, implementation, configuration, maintenance and support, or training or other services related to the Company Products provided to customers, sublicensors, value added resellers, systems integrators or other distributors or resellers in the ordinary course of business), on its face explicitly providing for either (A) recurring annual payments to the Company or any of the Company Subsidiaries after the date of this Agreement of $250,000 or more or (B) aggregate payments or potential aggregate payments to the Company and the Company Subsidiaries after the date of this Agreement of $500,000 or more;

(xvi) any Contract (other than Contracts of employment) providing for the development of any Software, content (including textual content and visual, photographic or graphical content), technology or Intellectual Property for the Company or any Company Subsidiary under which the development undertaken was material to any Material Company Product;

(xvii) any Contract, other than a Contract for Commercially Available Software, providing for the purchase by or license to (or for the benefit or use of) the Company or any Company Subsidiary of any Software, content (including textual content and visual, photographic or graphical content), technology or Intellectual Property, which Software, content, technology or Intellectual Property is incorporated (or is contemplated by Company or any Company Subsidiary to be incorporated) into any Material Company Product sold by the Company or any Company Subsidiary and material with respect to any such Material Company Product (and not merely used to provide such Material Company Products (such as hosting infrastructure)) and excluding for the avoidance of doubt any arrangements in the ordinary course of business with suppliers, customers and channel partners with respect to implementation and integration with third party products, services and systems (including third parties who exchange data and other content with the Company and the Company Subsidiaries, such as global distribution systems, travel management resellers and travel content alliance partners);

(xviii) each Patent cross-license;

(xix) any Contract with (A) a customer, sublicensor, value added reseller, systems integrator, original equipment manufacturer, or other distributor or reseller, who, in the four consecutive quarters ended June 30, 2014 was one of the 50 largest sources of revenues for the Company and the Company Subsidiaries on a consolidated basis, based on amounts paid, (B) any of the 10 largest suppliers (including licensors of Intellectual Property), including any supplier of hosting, outsourcing or development services (determined on the basis of aggregate payments made or owed to the Company and the Company Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2014);

(xx) except as otherwise listed in response to this Section 3.13(a) and excluding Intercompany Contracts, any Contract that involves payments by or to the Company or any of the Company Subsidiaries of more than $5,000,000 over the four consecutive fiscal quarters ended June 30, 2014;

(xxi) any Contract pursuant to which the Company or any of the Company Subsidiaries has agreed or is required to provide any third party with rights in or access to Company Source Code;

(xxii) any Contract providing for (A) indemnification of any Person with respect to material Liabilities relating to any current or former business of the Company, any of the Company Subsidiaries or any predecessor Person, other than indemnification obligations of the Company or any of the Company Subsidiaries pursuant to the provisions of a Contract entered into by the Company or any of the Company Subsidiaries in the ordinary course of business consistent with past practice or that would not reasonably be expected be material to the Company and the Company Subsidiaries, taken as a whole; or (B) any guaranty by the Company or any Company Subsidiary that is material to the Company or any Company Subsidiaries, taken as a whole (in each case with respect to which the Company or any Company Subsidiary has continuing obligations as of the date of this Agreement);

(xxiii) any Contract (A) with providers of material co-location or data hosting services with respect to the provision of Company Products, or (B) with application services providers, in each case, whose services are material to the Company and the Company Subsidiaries, taken as a whole;

(xxiv) any Contract pursuant to which the Company or any Company Subsidiary is authorized to market, distribute or resell any product, service or Intellectual Property of any third party where such third party product, service, or Intellectual Property is material to a Material Company Product, other than pursuant to licenses to Commercially Available Software, in each case, that either (A) will not expire or cannot be terminated within 24 months after the Effective Time or (B) includes a minimum sales obligation on the part of the Company or any Company Subsidiary;

(xxv) any Contract that limits or purports to limit the ability of the Company, any Company Subsidiary or any current of future Affiliate of the Company to collect, receive, derive, store, transmit, transfer (including cross-border transfers), disclose or use personally identifiable information to an extent greater than imposed under applicable Privacy and Security Laws;

(xxvi) any Contract pursuant to which (A) any Person is authorized to use or is granted any right in or to any Company Products or Company Owned Intellectual Property, other than Outbound License Agreements, Services Agreements, or the On-Premise Agreements, (B) the Company or any Company Subsidiary has agreed to any restriction on the right of the Company or any Company Subsidiary to enforce any Intellectual Property rights other than pursuant to Outbound License Agreements, Services Agreements or the On-Premise Agreements, (C) the Company or any Company Subsidiary has agreed to limitations on the use of any Company Intellectual Property (other than Contracts under which the Company or any Company Subsidiary is licensed such Company Intellectual Property from a third party), in each case where such limitations are material to a Material Company Product; or (D) the Company or any Company Subsidiary has agreed to encumber, transfer or sell rights in or with respect to any Company Owned Intellectual Property (other than Outbound License Agreements, Services Agreements, the On-Premise Agreements, and Permitted Liens);

(xxvii) any other Contract under which the consequences of a default or breach or the early termination of which would reasonably be expected to have a Company Material Adverse Effect;

(xxviii) any Contract pursuant to which the terms and conditions thereof or any information or data contained therein are deemed classified pursuant to the rules and regulations of any Governmental Entity; and

(xxix) all other Contracts required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than those “material contracts” described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act) or disclosed by the Company on a Current Report on Form 8-K, whether or not so filed or disclosed.

Except for the Top Service Agreements and the On-Premise Agreements, with respect to the set of Contracts that provide for (i) material guaranteed availability of supply or services for a period of greater than five years, (ii) material rebates, or (iii) price guarantees for a period of greater than five years, the aggregate amount paid under such Contracts during the 12-month period prior to the Agreement Date (x) such set of Contracts in the aggregate does not exceed five percent of the revenues for the Company and the Company Subsidiaries, on a consolidated basis, during such 12-month period and (y) each such Contract was subject to an approval process under which management would have approved any such provision.

Each Contract disclosed in Section 3.13(a) of the Company Disclosure Schedule, required to be disclosed pursuant to this Section 3.13(a) or which would have been required to be so disclosed if it had existed on the date of this Agreement is referred to herein as a “Company Material Contract.” True and complete copies (except as redacted) of each Company Material Contract have been made available by the Company to Parent in the electronic dataroom maintained by the Company, or publicly filed with the SEC.

(b) (i) Each Company Material Contract is a valid, binding and enforceable obligation of the Company or a Company Subsidiary and, to the Knowledge of the Company, of the other party or parties thereto, in accordance with its terms subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally; (ii) each Company Material Contract is in full force and effect and upon consummation of the consummation of the Merger shall continue to be in full force and effect without penalty, acceleration, termination, repurchase right or other adverse consequence; (iii) the Company and each Company Subsidiary has performed all obligations required to be performed by it under each Company Material Contract in all material respects and, to the Knowledge of the Company, each other party to each Company Material Contract has performed all obligations required to be performed by it under such Company Material Contract in all material respects; (iv) none of the Company nor any Company Subsidiary has Knowledge of, or has received notice of, any violation or default under any Company Material Contract; and (v) neither the Company nor any Company Subsidiary has received any written notice from any other party to any such Company Material Contract, and otherwise has no Knowledge, that such party intends to terminate prior to its stated term, or not renew, any such Company Material Contract.

Section 3.14 Litigation.

(a) There is no Action pending or, to the Knowledge of the Company, is any investigation pending or Action or investigation threatened, against or affecting the Company or any Company Subsidiary (including by virtue of indemnification or otherwise) or their respective assets or properties, or any executive officer or director (in their capacity as such) of the Company or any Company Subsidiary, in each case, other than an Action that (together with each related Action arising out of substantially similar facts) has not resulted in litigation for which the primary claim is for the payment of money in an amount equal to or less than $1 million or that (together with such other Actions) would not reasonably be likely to result in the payment of money in an amount equal to or greater than $1 million.

(b) Neither the Company nor any Company Subsidiary is subject to any material outstanding Order or arbitration ruling, award or other finding.

(c) There are no internal investigations or internal inquiries that, since October 1, 2011, have been conducted by or at the direction of the Company Board (or any committee thereof) concerning any financial, accounting or other misfeasance or malfeasance issues or that could reasonably be expected to lead to a voluntary disclosure or enforcement action.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Schedule sets forth a complete and accurate list of Company Registered Intellectual Property. For each listed item, Section 3.15(a) of the Company Disclosure Schedule indicates, as applicable, the owner of such Intellectual Property, the countries in which such Intellectual Property is patented or registered, the patent or registration number, and the filing dates thereof.

(b) All of the Company Owned Intellectual Property is wholly and exclusively owned by the Company or a Company Subsidiary free and clear of all Liens (other than Outbound License Agreements, Services Agreements, On-Premise Agreements and Permitted Liens). The foregoing representation and warranty is not intended to be a representation regarding the absence of infringement or misappropriation, which is addressed in Section 3.15(j) below.

(c) The Company or a Company Subsidiary owns all right, title and interest in, or has a valid ongoing right to use in a manner consistent with the current use in the Company Products, the Intellectual Property and Software incorporated or embedded in, included in, or necessary to offer the currently available Company Products, including all Company Source Code (but excluding Commercially Available Software). The foregoing representation and warranty is not intended to be a representation regarding the absence of infringement or misappropriation, which is addressed in Section 3.15(j) below.

(d) Other than pursuant to the Outbound License Agreements and On-Premise Agreements, neither the Company nor any Company Subsidiary has distributed or otherwise transferred to any third party any Company Owned Intellectual Property or Company Product.

(e) No Person who has licensed Intellectual Property or Software to the Company or any of the Company Subsidiaries has ownership rights or license rights to material improvements and other material amendments made by the Company or any of the Company Subsidiaries in such Intellectual Property.

(f) [Reserved].

(g) Neither the Company nor any of the Company Subsidiaries is in breach of any of the material terms or conditions of any license to any Open Source Materials, except as would not materially affect the business or operations of the Company or any Company Subsidiary.

(h) All material Company Owned Intellectual Property that is used in or necessary for the conduct of the business of the Company or any Company Subsidiary, was (A) created by employees of the Company or a Company Subsidiary acting within the scope of their employment who have validly and irrevocably assigned all of their rights, including Intellectual Property rights therein, to the Company or a Company Subsidiary, subject to any rights that may be reserved to the author by Law, or (B) validly and irrevocably assigned to the Company or a Company Subsidiary by other Persons, and subject to any rights that may be reserved to the author by Law, no other Person owns or has any rights to any portion of such Intellectual Property or Software (other than pursuant to Outbound License Agreements, On-Premise Agreements and Services Agreements).

(i) All Company Owned Intellectual Property and the Company Products will be fully transferable, alienable and licensable by the Company or its Affiliates without restriction and without payment to any Person, subject to Outbound License Agreements, On-Premise Agreements and Services Agreements.

(j) To the Knowledge of the Company, the operation by the Company and the Company Subsidiaries of their respective businesses, including the design, development, use, import, export, manufacture, licensing, sale, service offering or other disposition of the Company Products has not infringed or misappropriated the Intellectual Property rights of any Person, does not infringe or misappropriate the Intellectual Property rights of any Person and will not infringe or misappropriate the Intellectual Property rights of any Person. The operation by the Company and the Company Subsidiaries of their respective businesses does not constitute unfair competition or trade practices under applicable Laws. Since October 1, 2011, neither the Company nor any Company Subsidiary has received any notice from any Person (i) claiming that such operation or any Company Product (A) infringes or misappropriates the Intellectual Property rights of any third Person or (B) constitutes unfair competition or trade practices under the applicable Laws (nor to the Company’s Knowledge is there any basis therefor), or (ii) suggesting that a license to third party Intellectual Property is required in connection with operation by the Company and the Company Subsidiaries of their respective businesses or in connection with any Company Product.

(k) Each material item of Company Registered Intellectual Property (A) is subsisting and (B) is, to the Knowledge of the Company, valid and enforceable.

(l) To the Company’s Knowledge, since October 1, 2011, neither the Company nor any Company Subsidiary has received notice of any pending, decided or settled opposition, interference, reexamination, injunction, lawsuit, proceeding, hearing, investigation, complaint, arbitration, mediation, demand, decree, or any other dispute, disagreement, or claim (a “Dispute”) related to the Company Owned Intellectual Property and/or any Intellectual Property or Software material to and embodied or incorporated in any Company Product where such Dispute, if determined adversely, would or would reasonably be expected to have a material and adverse effect on the Company and the Company Subsidiaries, taken as a whole. To the Company’s Knowledge, no Dispute has been threatened, challenging the legality, validity, enforceability or ownership of any Company Owned Intellectual Property or Software and to the Company’s Knowledge, there exists no basis that would give rise to such a Dispute. Since October 1, 2011, neither the Company nor any Company Subsidiary has initiated any lawsuits against any third Person based on allegations of infringement of any Company Owned Intellectual Property.

(m) To the Knowledge of the Company, none of the Company, any Company Subsidiary or any other party acting on behalf of the Company or any Company Subsidiary has disclosed or delivered to any third party, or permitted the disclosure or delivery by any escrow agent or other third party to any third party, any Company Source Code. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, require the disclosure or delivery by the Company, any Company Subsidiary or any other party acting on behalf of Company or any Company Subsidiary to any third party of any Company Source Code. Neither the execution of this Agreement nor the consummation of the Merger or any of the other transactions contemplated hereby, in and of itself, would reasonably be expected to result in the release of any Company Source Code from escrow or an obligation to grant rights to or deliver any Company Source Code to any third party.

(n) Neither the Company nor any Company Subsidiary is bound to any Contract that will cause as a result of this Agreement or the transactions contemplated hereby: (A) Parent, any Parent Subsidiary (including Merger Sub), the Company or any Company Subsidiary granting to any Person any right to or with respect to any Intellectual Property or Software owned by, or licensed to, Parent, Merger Sub, any Parent Subsidiary, the Company or any Company Subsidiary, or (B) Parent, Merger Sub, any Parent Subsidiary, the Company or any Company Subsidiary being obligated to pay any material royalties or other material amounts to any Person in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions, provided, in each of clauses (A) and (B), any result affecting Parent, Merger Sub or any Parent Subsidiary in the manner described in such clauses must be solely related to the acquisition of, and future ownership by, Parent or Merger Sub of the Company or any Company Subsidiary as contemplated by this Agreement or the Transactions and shall not, under any circumstances, result from any other Contract or arrangement to which Parent, Merger Sub or any Parent Subsidiary is a party.

(o) The Company and each Company Subsidiary has taken all commercially reasonable measures to protect the Company’s or such Company Subsidiary’s rights in the Trade Secrets owned by the Company or such Company Subsidiary, and for any Trade Secrets owned by any other Person that have been provided to the Company or such Company Subsidiary under Contract, the Company and such Company Subsidiaries are not in material breach of the terms of such Contract with respect to the confidentiality or use of such Trade Secrets. The Company and each Company Subsidiary has, and enforces in all material respects, a policy requiring all employees, consultants and contractors of the Company and each Company Subsidiary to execute Intellectual Property assignment and confidentiality agreements for the benefit of the Company or such Company Subsidiary, and to the Company’s Knowledge, all current and former employees, consultants and contactors of the Company or such Company Subsidiary have executed such an agreement.

(p) To the Company’s Knowledge, none of the Company Owned Intellectual Property or Company Products was developed by, or using, nor has the Company nor any Company Subsidiary requested, sought, applied for or entered into any agreement with respect to, funds, grants or any other subsidies from, any Governmental Entity or any university, and no government funding, facilities, faculty or students of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Owned Intellectual Property or Company Products.

(q) Neither the Company nor any Company Subsidiary is subject to any agreement with any standards bodies or other entities that would obligate the Company or any Company Subsidiary to grant licenses or rights to or otherwise impair its control, enforcement or use of any Company Owned Intellectual Property, Company Products or Software owned by the Company or any Company Subsidiary.

(r) There are no pending, or the Company’s Knowledge, threatened claims made by any third party against the Company or the Company Subsidiaries for any product liability or breach of contract (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from (A) services rendered by the Company or any of the Company Subsidiaries, (B) the sale, distribution, or installation of Software or other products by the Company or any of the Company Subsidiaries, or (C) the operation of the Company’s or any of the Company Subsidiaries’ respective businesses. In their operation and provision of the Company Products, the Company and the Company Subsidiaries materially comply with all applicable Laws.

Section 3.16 Tax Matters.

(a) The Company and each Company Subsidiary has timely filed with the appropriate taxing authorities all material Tax Returns required to be filed. All such Tax Returns are complete and accurate in all material respects. All Taxes due and owing by the Company and the Company Subsidiaries (whether or not shown on any Tax Return) have been paid.

(b) The unpaid Taxes of the Company and the Company Subsidiaries did not, as of the date of the Most Recent Balance Sheet, exceed the reserve for Tax Liability set forth in the Most Recent Balance Sheet. Since the date of the Most Recent Balance Sheet, neither the Company nor any of the Company Subsidiaries has incurred any Liability for Taxes as a result of transactions entered into outside the ordinary course of business consistent with past practice.

(c) No deficiencies for Taxes against any of the Company and the Company Subsidiaries have been claimed, proposed or assessed in writing by any Governmental Entity, except for delinquencies that have been paid or otherwise resolved or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP. There are no pending or, to the Knowledge of the Company, threatened audits, assessments or other Actions for or relating to any Liability in respect of Taxes of the Company or any Company Subsidiary. The U.S. federal income Tax Returns of the Company and the Company Subsidiaries through the taxable year ended September 30, 2010 have been examined and closed or are Tax Returns with respect to which the period for assessment has expired. Neither the Company nor any of the Company Subsidiaries has granted any currently effective waiver of any statute of limitations in respect of Taxes.

(d) There are no Liens for Taxes other than Permitted Liens upon any of the assets of the Company or any of the Company Subsidiaries.

(e) There are no Tax-sharing agreements or similar arrangements (including Tax indemnity arrangements) with respect to or involving any of the Company or any Company Subsidiary, other than such an agreement exclusively between or among any of the Company and the Company Subsidiaries.

(f) Neither the Company nor any of the Company Subsidiaries (i) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company or one of the Company Subsidiaries) or (ii) has any Liability for the Taxes of any Person (other than Taxes of the Company or any of the Company Subsidiaries) (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (B) by reason of being a transferee or successor of such Person, (C) by Contract, or (D) otherwise.

(g) Each of the Company and the Company Subsidiaries has withheld and paid all Taxes and other amounts required by Law to have been withheld and paid in connection with amounts paid or owing to any employee.

(h) Neither the Company nor any Company Subsidiary has distributed the stock of any corporation in a transaction intended to satisfy the requirements of Section 355 of the Code.

(i) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(j) Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Since December 31, 2011, no claim has been made in writing by a taxing authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to taxation by that jurisdiction.

(l) Neither the Company nor any Company Subsidiary (i) is a party to or bound by any advance pricing agreement or other agreement or ruling relating to Taxes with any Tax authority, (ii) has requested a private letter ruling from the IRS or comparable rulings from any other Taxing authority, or (iii) has entered into any “closing agreement” as described in Section 7121 of the Code (or any material agreement under any corresponding or similar provision of state or local Tax Law).

(m) Neither the Company nor any Company Subsidiary has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code.

(n) From and after the Effective Time, neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law relating to Taxes) entered into prior to the Effective Time or (ii) installment sale or open transaction occurring on or prior to the Effective Time.

(o) To the Knowledge of the Company, the Company and the Company Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday, or other Tax reduction agreement or Order that applies to any of them, and no Tax exemption, Tax holiday, or Order that applies to any of the Company and the Company Subsidiaries will be adversely affected by the Transactions.

(p) All material books and records that the Company and the Company Subsidiaries are required under any requirements of applicable Law to keep for Tax purposes (including all documents and records likely to be needed to defend any challenge by any Governmental Entity to the transfer pricing of any transaction) have been duly kept in accordance with applicable requirements and are available for inspection at the premises of the Company or the Company Subsidiaries.

Section 3.17 Insurance. The Company has made available to Parent true and complete copies of all material insurance policies, surety bonds, and information about all material self insurance programs and similar arrangements (the “Insurance Policies”). Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each of the Insurance Policies is in full force and effect, all premiums due thereon, where applicable, have been paid in full and the Company and the Company Subsidiaries are in compliance in all material respects with the terms and conditions of such Insurance Policies.

Section 3.18 Properties and Assets.

(a) The Company and the Company Subsidiaries have good and valid title to, or in the case of leased property and leased tangible assets, valid leasehold interests in, all of its material real properties and tangible assets. All such material assets and real properties, other than assets and real properties in which the Company or any of the Company Subsidiaries has leasehold interests, are free and clear of all material Liens, except for Permitted Liens.

(b) Since October 1, 2011, neither the Company nor any Company Subsidiary owns or ever owned any real property.

(c) Section 3.18(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any Company Subsidiary (collectively, the “Leased Real Property”) involving annual rental payments in excess of $1,000,000, (ii) the address for each such Leased Real Property and (iii) the current rent amounts payable by the Company or any Company Subsidiary related to each such Leased Real Property. Each of the Company and the Company Subsidiaries, as applicable, has good leasehold title to the Leased Real Property, free and clear of any material Liens, other than Permitted Liens. No Person other than the Company or a Company Subsidiary has any right (whether by lease, sublease, license or otherwise) to use or occupy all or any portion of the Leased Real Property.

(d) The Company and the Company Subsidiaries have a valid and existing interest in the Leased Real Property, and the Company and the Company Subsidiaries enjoy peaceful and undisturbed possession of the Leased Real Property. The Leased Real Property constitutes all of the real property used by the Company and the Company Subsidiaries in the operation of the business of the Company and the Company Subsidiaries, and such Leased Real Property is sufficient in all material respects for the conduct of the business of the Company and the Company Subsidiaries as currently conducted. Neither the Company nor any Company

Subsidiary has received any written notice from any Governmental Entity with respect to the ownership, lease, occupancy or use of the Leased Real Property that materially and adversely affects the rights of the Company or any Company Subsidiary or constitutes a material violation of Laws applicable to the Leased Real Property. Neither the Company nor any Company Subsidiary has received written notice of any Actions in eminent domain, condemnation or other similar Actions that are pending, and, to the Knowledge of the Company, there are no such Actions threatened, affecting any portion of the Leased Real Property and neither the Company nor any Company Subsidiary has received written notice of the existence of any outstanding Order or of any pending Action, and, to the Knowledge of the Company, there is no such Order or Action threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Leased Real Property.

(e) For any Leased Real Property encumbered with a mortgage, the Company or the Company Subsidiary has made available to Parent true and complete copies of a non-disturbance agreement from the mortgagee of such Leased Real Property which protects the Company or the Company Subsidiary’s leasehold interest in the property in the event such mortgagee forecloses on the applicable mortgage.

Section 3.19 Opinion of Financial Advisor. The Company Board has received the Fairness Opinion. The Company shall provide a true and complete signed copy of the Fairness Opinion to Parent for information purposes as soon as reasonably practicable after the date of this Agreement. The Company has obtained the authorization of the Company Financial Advisor to permit the inclusion of the Fairness Opinion in its entirety (as well as a description of the material financial analyses underlying the Fairness Opinion subject to the Company Financial Advisor’s review and approval thereof (such approval not to be unreasonably withheld or delayed)) and references thereto in the Proxy Statement.

Section 3.20 Information in the Proxy Statement. The Proxy Statement (and any amendment thereof or supplement thereto), at the date mailed to the Company’s stockholders and at the time of the Special Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub in writing expressly for inclusion in the Proxy Statement. The Proxy Statement will comply in all material respects with the provisions of the Exchange Act and any other applicable federal securities laws.

Section 3.21 Required Vote. The affirmative vote of the holders of a majority of the outstanding Shares in favor of the adoption of this Agreement is the only vote required to adopt or approve this Agreement and to consummate the Transactions, including the Merger (the “Company Stockholder Approval”). No other vote of holders of any capital stock or other Equity Interests of the Company is required by Law or otherwise in order for the Company to consummate the Merger and the other Transactions.

Section 3.22 Absence of Indemnifiable Claims. As of the date of this Agreement, there are no pending claims for any director or officer of the Company or any Company Subsidiary to indemnification by the Company or such Company Subsidiary under applicable Law, the Company Certificate, the Company Bylaws, the governing documents of such Company Subsidiary or any insurance policy or Contract maintained by the Company or such Company Subsidiary.

Section 3.23 Customers. As of the date of this Agreement, the Company has no Knowledge of any outstanding material disputes concerning any Company Products or any services provided by the Company or any Company Subsidiary with respect thereto with any customer, sublicensor, referral partner, technology partner, value added reseller, systems integrator, original equipment manufacturer or other distributor or reseller, who, in the four consecutive quarters ended June 30, 2014 was one of the 25 largest sources of revenues for the Company and the Company Subsidiaries on a consolidated basis, based on amounts paid (each, a “Significant Customer”). As of the date of this Agreement, the Company has not received any written notice or other formal written communication from any Significant Customer that such customer will not continue as a customer of the Company or any Company Subsidiary after the Effective Time or that any such customer intends to terminate or materially modify existing Contracts or arrangements with Company or any Company Subsidiary.

Section 3.24 Privacy.

(a) The Company and each Company Subsidiary has (a) complied in all material respects with its published privacy, marketing and security policies and internal privacy, marketing and security policies and guidelines and all Privacy and Security Laws, including with respect to the notice, consent and opt out related to all data collection and the derivation, collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personally identifiable information (including personally identifiable information of employees, contractors, and third parties who have provided information to the Company or any Company Subsidiary and any information which may be re-identified or associated with a unique identifier) and (b) taken all commercially reasonable measures to ensure that personally identifiable information is protected against loss, damage, and unauthorized access, use, modification, or other misuse. To the Knowledge of the Company, since October 1, 2011, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any such information by the Company, any Company Subsidiary or any of their respective employees or contractors.

(b) To the Company’s Knowledge, the Company and each Company Subsidiary have (a) complied in all material respects with all third party privacy, marketing and security policies, procedures and guidelines and applicable contractual obligations related to privacy, marketing and security related to each service provider or client that are known to the Company and (b) taken all commercially reasonable measures to ensure that all third party service providers and clients have complied with the Company’s disclosed privacy, marketing and security policies, procedures and guidelines and all Privacy and Security Laws.

(c) To the Company’s Knowledge, no Person (including any Governmental Entity) has made any claim or commenced any Action with respect to loss, damage, or unauthorized access, use, modification, or other misuse of any Personal Information by the Company, any Company Subsidiary or any of their respective employees or contractors. The execution, delivery and performance of this Agreement and the consummation of the Merger complies (and the disclosure to and use by the Surviving Corporation and Parent and its Affiliates of such information after the Effective Time will comply) with the Company’s and each Company Subsidiary’s applicable privacy policies and with all Privacy and Security Laws (including any such Laws in the jurisdictions where the applicable information is collected). To the Company’s Knowledge, the Company and each Company Subsidiary has at all times made all disclosures to, and obtained any necessary consents from, users, customers, employees, contractors and other applicable Persons required by applicable Privacy and Security Laws and has filed any required registrations with the applicable data protection authority.

(d) The Company and each Company Subsidiary has used and currently use commercially reasonable efforts, in accordance with industry standards, to monitor their information systems, networks, devices, physical infrastructure and facilities, and have implemented operational, managerial, physical and technical safeguards and controls in accordance with such standards to protect Company-Owned Intellectual Property, Company Products and any Personal Information under their control, where applicable, against loss, damage, and unauthorized and unlawful access, use, modification or other misuse. To the Knowledge of the Company, since October 1, 2011, neither the Company nor its Subsidiaries has suffered a security breach which has compromised either the security, confidentiality or integrity of Personal Information or the physical, technical, administrative or organizational safeguards put in place by Company that relate to the protection of the security, confidentiality or integrity of Personal Information.

Section 3.25 Government Contracts Matters.

(a) The Company and each Company Subsidiary have complied in all material respects with applicable Laws with respect to all Government Contracts and Government Bids.

(b) All facts set forth in or acknowledged by the Company or any Company Subsidiary in any certification, representation or disclosure statement submitted by the Company or any Company Subsidiary with respect to any Government Contract or, to the Knowledge of the Company, any Government Bid were current, accurate and complete in all material respects as of the date indicated in such submission or as of such other date as required by the Government Contract, or to the Knowledge of the Company, any Government Bid.

(c) None of the Company nor any Company Subsidiary, and, to the Knowledge of the Company, no current employee of the Company or any Company Subsidiary, has been excluded, debarred or suspended from doing business with any Governmental Entity, or, to the Knowledge of the Company, threatened with exclusion, debarment or suspension by any Governmental Entity (or by the relevant contracting official of such entity), or been informed that any actions by the Company or any Company Subsidiary could result in exclusion, debarment or suspension by any Governmental Entity, and, to the Knowledge of the Company, no circumstances exist that would warrant the institution of debarment or suspension proceedings against the Company, any Company Subsidiary or any employee of the Company or any Company Subsidiary.

(d) No negative determination of responsibility has been issued, or, to the Knowledge of the Company, threatened or proposed against and provided to the Company or any Company Subsidiary in connection with any Government Contract or Government Bid.

(e) In each case in which the Company or any Company Subsidiary has delivered or otherwise provided any technical data, Software or other Intellectual Property to any Governmental Entity in connection with any Government Contract, the Company or such Company Subsidiary has provided such technical data, computer software and other Intellectual Property solely as a “commercial item” pursuant to the Company’s commercial terms and conditions.

Section 3.26 Brokers and Fees. Except for the Company’s obligations to the Company Financial Advisor, neither the Company nor any Company Subsidiary or any director or officer of the Company or any Company Subsidiary, has incurred or will incur on behalf of the Company or any Company Subsidiary, any brokerage, finders’, advisory or similar fee in connection with the Transactions, including the Merger. The Company has heretofore made available to Parent true and complete copies of all agreements with the Company Financial Advisor pursuant to which such firm would be entitled to any payment or commission relating to the Merger or any other Transactions.

Section 3.27 Related Party Transactions. As of the date of this Agreement, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, there are no outstanding amounts payable to or receivable from, or advances by the Company or any Company Subsidiary to, and neither the Company nor any Company Subsidiary is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of 5% or more of the Shares or any director, officer, employee or Affiliate of the Company or any Company Subsidiary, or to any relative of any of the foregoing, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course consistent with past practice.

Section 3.28 Excluded Subsidiary. Schedule 3.28 of the Company Disclosure Schedule lists all Contracts entered into between the Company and the Excluded Subsidiary. Except pursuant to the Contracts listed in Schedule 3.28, neither the Company nor any Company Subsidiary has any Liability related to or arising out of the Excluded Subsidiary or its operations. Other than the Contracts listed on Schedule 3.28, neither the Company nor any Company Subsidiary, nor any property or assets of the Company or any Company Subsidiary, is bound by, subject to or otherwise affected by the terms of any Contract of the Excluded Subsidiary and neither the Company nor any Company Subsidiary has any obligations to the Excluded Subsidiary or relating to or arising out of the operation of the Excluded Subsidiary’s business. The Company has delivered or caused to be delivered to Parent and Merger Sub true and complete copies of the certificate of incorporation and bylaws of the Excluded Subsidiary and of any Contract governing the investment by the Company or any Company Subsidiary in the Excluded Subsidiary.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.01 Organization and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to have such corporate power and authority or be so qualified or in good standing has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.02 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, including the Merger. Other than the approval of the principal terms of the Merger by Parent as Merger Sub’s sole stockholder (which will be effected immediately following execution of this Agreement), the execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions, including the Merger, have been duly and validly authorized by all necessary corporate action on behalf of each of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, all Laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in an Action at law or in equity).

Section 4.03 No Conflict; Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent and Merger Sub of the Merger or any other Transaction, or Parent’s or Merger Sub’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both):

(a) (i) conflict with or violate the certificate of incorporation or bylaws of Parent or Merger Sub; (ii) conflict with or violate any Law applicable to Parent or Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or by which any of their respective properties is bound or affected; or (iii) result in any violation, breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) or impair Parent or Merger Sub’s or any Parent Subsidiaries’ rights or alter their respective obligations or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, payment, acceleration or cancellation, pursuant to any Contract or permit of Parent, Merger Sub or any of the Parent Subsidiaries, or (iv) result in the creation of a Lien on any of the properties or assets (including intangible assets) of Parent, Merger Sub or any Parent Subsidiary, except, in each case, for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, have not had a Parent Material Adverse Effect; or

(b) require any consent, approval, Order, license, authorization, declaration or permit of, or filing or registration with or notification to, any Governmental Entity, except (i) the applicable requirements, if any, of the Securities Act and the Exchange Act, including the filing of the Proxy Statement relating to the adoption by the stockholders of the Company of this Agreement, (ii) the filing and recordation of the Certificate of Merger or other documents as required by the DGCL, (iii) compliance with any applicable requirements of the HSR Act and the applicable requirements of the non-U.S. Antitrust Laws, (iv) such filings as may be required under the rules and regulations of the New York Stock Exchange, the NYSE Euronext or the Frankfurt Stock Exchange, (v) the Exon-Florio Filing and clearance by CFIUS, (vi) such consents, approvals, Orders, licenses, authorizations, registrations, declarations, permits, filings and notifications as may be required under state or foreign securities or Takeover Laws and (vii) such other consents, approvals, Orders, registrations, licenses, authorizations, declarations, permits, filings or notifications which, if not obtained or made, would not have a Parent Material Adverse Effect.

Section 4.04 Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of Parent, Action threatened, against Parent, Merger Sub or any Parent Subsidiary challenging the validity or propriety of the Transactions, which, if adversely determined, would, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.05 Ownership of Shares. Neither Parent nor Merger Sub is, nor at any time during the last three years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

Section 4.06 Sufficient Funds. Parent and Merger Sub will have all of the funds available as and when needed that are necessary to consummate the Merger and to perform their respective obligations under this Agreement.

Section 4.07 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the Transactions. Parent owns directly all of the issued and outstanding shares of capital stock and other Equity Interests of Merger Sub.

(b) Except for Liabilities incurred and activities undertaken in connection with its incorporation or organization and the Transactions, Merger Sub has not and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or Affiliate, any Liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.08 Information in the Proxy Statement. The information supplied by Parent and Merger Sub for inclusion in the Proxy Statement, if any (and any amendment thereof or supplement thereto), at the date mailed to the Company’s stockholders and at the time of the Special Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made therein based on information supplied by the Company in writing for inclusion in the Proxy Statement.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business by the Company Pending the Closing.

(a) The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 7.01, except as set forth in Section 5.01 of the Company Disclosure Schedule, expressly permitted by any other provision of this Agreement or as required by Law, unless Parent shall otherwise agree in writing, the Company shall, and shall cause each Company Subsidiary to, use reasonable best efforts to conduct its operations in the ordinary course of business, comply, in all material respects, with the requirements of all Contracts of the Company and the Company Subsidiaries and all Laws, and maintain all material Company Permits. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.01 of the Company Disclosure Schedule, as expressly permitted by any other provision of this Agreement or as required by Law, subject to Section 5.01(b), the Company shall not, and shall cause each Company Subsidiary to not, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 7.01, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent:

(i) amend or otherwise change the Company Certificate or Company Bylaws or any Company Subsidiaries’ certificate of incorporation or bylaws or equivalent organizational documents;

(ii) issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise subject to any Lien (except for Permitted Liens), or authorize the issuance, delivery, sale, pledge, disposition, grant, transfer, or subjection to any Lien (except for Permitted Liens) of, any Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities or any other ownership interest (including any such interest represented by Contract rights), of the Company or any Company Subsidiary, other than (w) upon the exercise or settlement of Company Options, Company Restricted Stock and Company RSUs that are outstanding on the date of this Agreement solely in accordance with their terms as of the date of this Agreement, (x) pursuant to, and in accordance with, the ESPP, (y) upon conversion of the 2015 Notes or the 2018 Notes, in connection with the 2015 Bond Hedges or the 2018 Bond Hedges, or upon exercise of the

2015 Warrants or the 2018 Warrants, in each case outstanding as of the date hereof and solely in accordance with their terms as of the date of this Agreement, and (z) grants of Company RSUs in accordance with Section 5.01(a)(ii) of the Company Disclosure Schedule;

(iii) sell, lease, license, transfer or otherwise dispose of, allow to lapse or expire, pledge, mortgage or otherwise encumber or subject to any Lien (other than a Permitted Lien), any Company Intellectual Property or Software or any other material properties, rights or assets (including Equity Interests of a Company Subsidiary), except (A) Services Agreements in the ordinary course of business, (B) transfers among the Company and its directly or indirectly wholly-owned Company Subsidiaries or (C) any Outbound License Agreement in the ordinary course of business, in each case, excluding entering into any reseller or hosting agreement under which the Company or any Company Subsidiary will distribute software to a third party;

(iv) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary in the ordinary course of business consistent with past practice) or enter into any Contract with respect to the voting or registration of its capital stock;

(v) (A) except as required by the terms of the instruments governing such securities as of the date of this Agreement, redeem, purchase or otherwise acquire any outstanding Equity Interests of the Company or any Company Subsidiary, except in connection with the exercise or settlement of any Company Option, Company Restricted Stock, Company RSUs or the 2015 Bond Hedges or the 2018 Bond Hedges, the 2015 Warrants or the 2018 Warrants, in each case that are outstanding on the date of this Agreement, or are issued thereafter in compliance with the terms of this Agreement, and solely in accordance with their terms as of the date of this Agreement; or (B) reclassify, combine, split, subdivide, adjust or amend the rights of, any Equity Interests of the Company or any Company Subsidiary;

(vi) merge or consolidate the Company or any Company Subsidiary with any third party or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(vii) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof, or any assets (other than acquisitions of assets in the ordinary course of business consistent with past practice);

(viii) incur, create, assume or otherwise become liable for any Indebtedness, including through borrowings under any of the Company’s existing credit facilities, or issue or sell options, warrants, calls or other rights to acquire any Indebtedness of the Company or any of the Company Subsidiaries, or take any action that would result in any amendment, modification or change of any term of any Indebtedness of the Company or any of the Company Subsidiaries;

(ix) except as required by the terms of the instruments governing such Indebtedness as of the date of this Agreement, repurchase, prepay or amend or modify the terms of any Indebtedness of the Company or any Company Subsidiary;

(x) make any loans, advances or capital contributions to, or investments in, any other Person (other than (x) advancement of expenses to Company Employees in connection with the performance of their duties or (y) to any wholly-owned Company Subsidiary in the ordinary course of business consistent with past practice);

(xi) terminate (other than by expiration in accordance with its terms), cancel, materially amend or agree to any material change in or material waiver under any Company Material Contract, or enter into any Contract that would constitute a Company Material Contract (other than entering into Services Agreements and Outbound License Agreements in the ordinary course of business consistent with past practice that are not otherwise a Company Material Contract or a Contract with an original equipment manufacturer, and provided that the Company may materially amend a Company Material Contract described in Section 3.13(a)(xix) where such amendment does not otherwise render such Contract a Company Material Contract), provided, however, that with Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed, and which may be sought and, to the extent granted or deemed to have been granted, obtained by the Company in accordance with Section 5.01(b)), the Company and the Company Subsidiaries may, subject to the other provisions of this Section 5.01, enter into any Contract of the types described in Section 3.13(a)(x), (xi), (xii), (xiii), (xiv) (other than entry into and/or modification of task orders and other ordinary course services provided under customer contracts in effect as of the date of this Agreement, or entered into after the date of this Agreement in compliance with this Section 5.01(a)(xi), for which no such consent shall be required), (xv), (xvi), (xvii) (provided, further, that the purchase of additional software, licenses, or capacity under Contracts in effect as of the date of this Agreement will not require any consent or be prohibited by this Section 5.01(a)(xi)), (xxiii) (other than with respect to ordinary course co-location and data hosting for which no such consent shall be required), (xxiv) or (xxviii);

(xii) make, commit to or authorize any capital expenditures that (A) involve the purchase of real property or (B) are in excess of the Company’s projected capital expenditures by more than 15 percent as disclosed in Section 5.01(a)(xii) of the Company Disclosure Schedule;

(xiii) except to the extent required by (A) applicable Law, (B) the terms of any Company Benefit Plan described in Section 3.11(a) of the Company Disclosure Schedule as in effect on the date of this Agreement or (C) commitments under Contracts of the Company or any Company Subsidiary or policies with respect to severance or termination pay in existence on the date of this Agreement, in each case, as disclosed in Section 3.11(a) of the Company Disclosure Schedule and as implemented in the ordinary course of business consistent with past practice (I) increase the compensation or benefits payable or to become payable to its directors, officers, employees, independent contractors or consultants (or any of their dependents or beneficiaries) except for (i) increases in salary or wages in the ordinary course of business consistent with past practice for employees below the level of senior vice president, (ii) increases in salary or wages in the ordinary course of business consistent with past practice for employees at the level of senior vice president in the ordinary course of business in connection with the annual focal review, (iii) payments of bonuses for the Company’s 2014 fiscal year pursuant to the Company’s 2010 Cash Incentive Plan and the specific terms thereunder for the Company’s 2014 fiscal year, or (iv) increases of salary, wages and target incentive compensation in connection with the promotion of an existing employee, other than promotions of employees to the level of senior vice president or higher, (II) grant any rights to severance or termination pay to, or enter into any severance agreement with, any director, officer, stockholders, independent contractors, consultants or employee of the Company or any Company Subsidiary (or any of their respective dependents or beneficiaries) (other than any agreement with a non-U.S. employee of the Company or any Company Subsidiary entered into in the ordinary course of business providing for notice of termination, payment in lieu of notice, severance or other termination benefits required by applicable Law in the jurisdiction of employment of such employee or that is otherwise upon terms that are customary for employment in such jurisdiction and consistent with the terms of agreements entered into by the Company or such Company Subsidiary with its other similarly situated employees in such jurisdiction), or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, stockholder, independent contractor, consultant or employee or any of their respective dependents or beneficiaries, or establish, adopt, enter into any plan, program or arrangement that would be a Company Benefit Plan, Company Compensation Arrangement or Company Stock Option Plan if in existence on the date hereof, (III) except as contemplated in Section 2.04 and Section 2.05, take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, Company Compensation Arrangement or Company Stock Option Plan, or (IV) terminate the employment of any executive officer other than for “cause”;

(xiv) allow the commencement of any new offering period or grant of any new ESPP Purchase Rights;

(xv) hire any Person for employment with the Company or any Company Subsidiary at a level of senior vice president or higher, provided, that the Company and the Company Subsidiaries may hire any Person for employment at the senior vice president level or higher to fill any currently existing senior vice president position that becomes vacant after the date hereof;

(xvi) make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by GAAP, applicable Law or regulatory guidelines (in each case following consultation with the Company’s independent auditor);

(xvii) waive, relinquish, release or assign any right with a value of more than $1,000,000 in any individual case or series of related cases or $7,500,000 in the aggregate; provided that actions that are addressed by another subsection of this Section 5.01(a) shall not count towards such amounts;

(xviii) pay, discharge, compromise, settle or satisfy any Actions or claims in excess of $1,000,000 in any individual case or series of related cases or $5,000,000 in the aggregate, other than (I) as required by their terms as in effect on the date of this Agreement, (II) claims reserved against in the Most Recent Balance Sheet (for amounts not in excess of such reserves), or (III) claims incurred since the date of the Most Recent Balance Sheet in the ordinary course of business consistent with past practice, provided that, in the case of each of (I), (II) or (III), the payment, discharge, settlement or satisfaction of such Action or claim does not include any obligation (other than the payment of money) to be performed by the Company or any Company Subsidiary, and provided further that the amount of any payment for which the Company receives indemnity reimbursement from an escrow fund established pursuant to an acquisition shall not count towards the settlement thresholds set forth above;

(xix) (A) make, change or revoke any material Tax election, change any annual Tax accounting period or change any method of Tax accounting, (B) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law), in each case involving Taxes in an amount in excess of $1,000,000 or involving Taxes in an amount in excess of $5,000,000 in the aggregate, (C) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, in each case involving Taxes in an amount in excess of $1,000,000 or involving Taxes in an amount in excess of $5,000,000 in the aggregate, (D) settle or compromise any Liability with respect to Taxes or audit or assessment related to Taxes or file or surrender any claim for a refund of Taxes (including any such refund to the extent it is used to offset or otherwise reduce Tax Liability), in each case involving Taxes in an amount in excess of $1,000,000 or involving Taxes in an amount in excess of $5,000,000 in the aggregate, (E) file any amended Tax Return, in each case involving the payment of additional Taxes in an amount in excess of $1,000,000 or involving Taxes in an amount in excess of $5,000,000 in the aggregate, (F) consent to any extension or waiver of the limitations period applicable to any claim or assessment with respect of Taxes; or (G) other than in the ordinary course of business consistent with past practice, take any action that voids, lessens or impedes the use or value of any Tax incentives, Tax credits, Tax losses, deferred Tax assets or other favorable Tax benefit;

(xx) write up, write down or write off the book value of any assets, in the aggregate, in excess of $2,000,000, except (A) for depreciation and amortization in accordance with GAAP consistently applied or (B) as otherwise required under GAAP;

(xxi) convene any regular or special meeting (or any adjournment thereof) of the stockholders of the Company other than a stockholder meeting to adopt this Agreement (unless such a meeting is required by applicable Law);

(xxii) take any action to exempt or make not subject to (A) the provisions of Section 203 of the DGCL or (B) any other Takeover Law, any Person (other than Guarantor, Parent, Merger Sub or any Parent Subsidiary) or any action taken thereby, which Person or action would otherwise have been subject to the restrictive provisions thereof and not exempt therefrom;

(xxiii) engage in any of the following activities in any manner that is outside the ordinary course of business consistent with past practices (A) any promotional sales or discount activity with any customers with any intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (B) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, (C) any practice which would have the effect of postponing to subsequent fiscal quarters payments by the Company or any of the Company Subsidiaries that would otherwise be expected (based on past practice) to be made in prior fiscal quarters (including the current fiscal quarter) or (D) any other promotional sales or discount activity in a manner outside the ordinary course of business consistent with past practices;

(xxiv) with respect to material Company Owned Intellectual Property, (A) encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of the Company or any of the Company Subsidiaries in any Company Intellectual Property (other than in the ordinary course of business consistent with past practice in connection with the license, distribution or sale of any of the Company Products or services or the abandonment of any Intellectual Property which the Company, in its reasonable business judgment, believes is not material and no longer worthwhile to the Company), or (B) divulge, furnish to or make accessible any Trade Secrets within the Company Intellectual Property to any Person who is not subject to an enforceable written obligation to maintain the confidentiality of such Trade Secrets; or

(xxv) agree in writing or otherwise commit to take any of the actions restricted in the foregoing clauses of this Section 5.01.

(b) The Company shall be permitted to request consent from Parent and Merger Sub (which shall not be unreasonably withheld, delayed or conditioned) with respect to any of the actions proscribed in Section 5.01(a)(ix), (xi) (with respect to the actions stated therein for which the consent of Parent subject to such reasonableness standard may be sought), (xii), (xiii), (xv), (xvii), (xviii), (xix), (xx), (xxiii) and (xxv) as applied to the foregoing listed clauses by delivery of written notice (including by electronic mail) of such request to any of the individuals specified on Section 5.01(b) of the Company Disclosure Schedule with a copy to counsel for Parent and counsel to the Company (it being understood and agreed that, for the purposes of this Section 5.01, if Parent or Merger Sub does not respond to any request for consent within five International Business Days after the Company delivers such request to each of Parent, Merger Sub and Parent’s counsel (including at the email addresses set forth on Section 5.01(b) of the Company Disclosure Schedule (or such other email address(es) as Parent or Merger Sub shall specify in a notice delivered in accordance with respect to Section 8.03)), Parent or Merger Sub shall be deemed to have provided its prior written consent to the taking of such action upon and under the circumstances described in such request and only as to the specific instances subject to such request).

(c) The Company (or the applicable Company Subsidiary) shall not vote (or cause to be voted), or deliver a written consent covering, its shares of capital stock in the Excluded Subsidiary, in favor of any matter submitted to the stockholders of the Excluded Subsidiary that would result in the Excluded Subsidiary taking, and shall otherwise exercise any rights of consent that it has pursuant to any Contract in respect of its investment in the Excluded Subsidiary in order to prevent the Excluded Subsidiary from taking, any of the actions that the Company or any Company Subsidiary is restricted from taking pursuant to Section 5.01(a) above that would reasonably be expected to result in a Liability of the Company or any Company Subsidiary.

Section 5.02 Access to Information; Confidentiality.

(a) From the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, the Company shall, and shall cause each Company Subsidiary to and shall cause each of their respective directors, officers, accountants, consultants, legal counsel, advisors, agents and other representatives, (collectively, the “Company Representatives”) to: (i) provide to Parent, Merger Sub and Guarantor and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Parent Representatives”) reasonable access, at reasonable times, upon reasonable prior notice to the Company, to the officers, agents, properties, offices and other facilities of the Company and the Company Subsidiaries, and to the books and records thereof (including Tax Returns, but excluding any confidential information contained in personnel files to the extent the disclosure of such information is prohibited by Privacy and Security Laws), and, with the Company’s consent (such consent not to be unreasonably withheld, delayed or conditioned), to the employees of the Company and the Company Subsidiaries; (ii) furnish as promptly as reasonably practicable such information concerning the business, properties, Contracts, assets, Liabilities, Personnel and other aspects of the Company and the Company Subsidiaries as Parent or the Parent Representatives may reasonably request; (iii) reasonably cooperate with Parent and the Parent Representatives in connection with the arrangement of any financing to be consummated in order to fund the payment of the aggregate Merger Consideration and Parent’s other obligations under this Agreement; provided, however, that with respect to clause (iii), (w) any information regarding the Company or any of the Company Subsidiaries contained in any materials, offering documents, private placement memoranda, bank information memoranda, prospectuses, business projections and similar documents in connection with the arrangement of any such financing shall be subject to the prior review of the Company, (x) none of the Company, any Company Subsidiary or any Company Representative shall be required to incur any Liability with respect to the arrangement or, or incurrence of any Indebtedness with respect to, such financing prior to the Effective Time or require the Company or any Company Subsidiary to enter into or approve any financing or purchase agreement for such financing prior to the Effective Time, (y) securing any such financing or any portion thereof, on terms and conditions satisfactory to Parent or Merger Sub or otherwise, shall not constitute a modification of the representations and warranties made in Section 4.06 or a condition of Parent’s or Merger Sub’s obligation to consummate the Merger or perform any of their other respective obligations hereunder and (z) such cooperation shall not unreasonably interfere with the ongoing business or operations of the Company and the Company Subsidiaries and (iv) perform, and to reasonably cooperate with Parent in performing, a review and scan of the Company’s and the Company Subsidiaries’ Software. None of the Company, any Company Subsidiary or any Company Representative shall be required to provide access to or to disclose information where such access or disclosure would contravene any applicable Law, Contract of the Company or any Company Subsidiary, or Order, or would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege, provided, however, that in the event that the Company does not provide access or information in reliance on this sentence, the Company shall promptly notify Parent and use its reasonable best efforts to, as promptly as practicable, as the case may be and except as otherwise provided in Section 5.02(a) of the Company Disclosure Schedule, (x) obtain any necessary clearance or consent in order to permit such access or disclosure and (y) provide such access or communicate such information to Parent (including through the Parent Representatives) in a way, to the extent reasonably practicable, that would not violate the applicable Law or Contract or waive any such a privilege. In furtherance of the foregoing, no information identifying individual employees or consultants of the Company or any Company Subsidiary or protected personal information regarding such employees or consultants will be disclosed under this Agreement (including in the Company Disclosure Schedule) in respect of employees or consultants that are employed (or were employed and remain domiciled) in any country that has enacted legislation implementing the Data Privacy Directive of the European Union or similar legislation, except to the extent permitted by a contractual undertaking entered into by Company, Parent and Merger Sub regarding the maintenance of privacy of such data in a form reasonably necessary to effect compliance with such legislation. No investigation conducted pursuant to this Section 5.02(a) shall affect or be deemed to qualify, modify or limit any representation or warranty made by the Company in this Agreement.

(b) Except as expressly prohibited by applicable Law, within 10 Business Days prior to the anticipated Effective Time, solely to the extent the directors and executive officers of the Company and the material Company Subsidiaries differ from those listed in Section 3.01(d) of the Company Disclosure Schedules, the Company shall provide Parent with a true and complete list of any changes to the directors and executive officers of the Company and each material Company Subsidiary, as of such date.

(c) With respect to the information disclosed pursuant to this Section 5.02, Parent and Merger Sub shall comply with, and shall cause the Parent Representatives to comply with, all of its obligations under the Mutual Non-Disclosure Agreement, dated as of April 22, 2012, by and between the Company and Guarantor (the “Confidentiality Agreement”); provided that Parent and Guarantor shall be entitled to share any Evaluation Material (as defined in the Confidentiality Agreement) and otherwise discuss consideration of the Transactions with potential financing sources and the Confidentiality Agreement shall be deemed amended to include such financing sources within the meaning of Representatives (as such term is defined in the Confidentiality Agreement) of Parent.

Section 5.03 No Solicitation of Transactions.

(a) Subject to Section 5.03(b), Section 5.03(d) and Section 5.03(e), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.01 or the Effective Time, the Company and the Company Subsidiaries shall not, and the Company shall direct the Company Representatives not to, and shall not authorize or knowingly permit the Company Representatives to, directly or indirectly:

(i) initiate, solicit or knowingly encourage or knowingly induce (including by way of providing information relating to the Company or the Company Subsidiaries or affording access to the business or properties of the Company) the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or otherwise knowingly cooperate with or knowingly assist or participate in or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry,

(ii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal or Acquisition Inquiry (for avoidance of doubt, it being understood that the foregoing shall not prohibit the Company or the Company Representatives from making such Person aware of the restrictions of this Section 5.03 in response to the receipt of an Acquisition Proposal or Acquisition Inquiry),

(iii) approve, adopt, endorse, or recommend to the Company’s stockholders, or publicly propose to approve, adopt, endorse, declare advisable or recommend to the Company’s stockholders, any Acquisition Proposal,

(iv) withdraw, change, amend, modify or qualify or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation (any action or failure to act taken by the Company Board set forth in the foregoing clause (iii) or this clause (iv), a “Change of Board Recommendation”),

(v) enter into any merger agreement, letter of intent, term sheet, agreement in principle, memorandum of understanding, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or enter into any Contract or agreement requiring the Company to abandon, terminate or fail to consummate the Transactions, or resolve or agree to take any of the foregoing actions, or

(vi) terminate, waive, amend or modify any provision of, or grant permission under, any standstill, confidentiality agreement or similar Contract to which the Company or any Company Subsidiary is a party (provided, that the Company shall be permitted to grant waivers of, and not enforce, any standstill agreement solely to the extent such provision would otherwise prohibit the counterparty thereto from making an unsolicited Acquisition Proposal to the Company Board in compliance with this Section 5.03).

The Company shall (A) immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation with any Persons, conducted prior to the execution of this Agreement, by the Company, the Company Subsidiaries or any of the Company Representatives with respect to any Acquisition Proposal or Acquisition Inquiry and (B) promptly after the execution and delivery of this Agreement, the Company shall demand the return or destruction of all confidential information provided by or on behalf of the Company or any Company Subsidiary to such Person prior to the date hereof and use its reasonable best efforts to enforce the terms of any confidentiality agreement with the recipient of such information (except as provided in this Section 5.03 with respect to any standstill provision thereof).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time following the date of this Agreement and prior to the receipt of the Company Stockholder Approval, in response to a bona fide written Acquisition Proposal that the Company Board determines in good faith After Consultation constitutes or could reasonably be expected to lead to or result in a Superior Proposal, the Company and the Company Representatives may (i) engage or participate in discussions or negotiations with, and only with, the Person (or such Person’s representatives) that has made such Acquisition Proposal, and (ii) furnish to the Person (or such Person’s representatives) that has made the Acquisition Proposal information relating to the Company and the Company Subsidiaries and/or afford access to the business, properties, assets, books, records or the personnel of the Company and the Company Subsidiaries, in each case pursuant to an Acceptable Confidentiality Agreement; provided that (A) the Company did not receive such Acquisition Proposal other than in connection with or as a result of breaching or violating the terms of this Section 5.03, (B) prior to engaging or participating in any such discussions or negotiations with or furnishing any information to, such Person, the Company gives Parent written notice of the identity of such Person and its representatives and all of the material terms and conditions of such Acquisition Proposal and of the Company’s intention to engage or participate in discussions or negotiations with, or furnish information to such Person and (C) contemporaneously with or prior to furnishing any information to such Person, the Company furnishes such information to Parent (to the extent such information has not been previously furnished by the Company to Parent).

(c) In addition to the obligations of the Company set forth in Section 5.03(b), the Company shall promptly, and in all cases within 24 hours after the receipt by the Company, notify Parent orally and in writing of the receipt by the Company or the Company Representatives of any Acquisition Proposal or Acquisition Inquiry, which notice shall include (x) the material terms and conditions of such Acquisition Proposal or Acquisition Inquiry (for the purposes of clarity, this clause (x) shall be deemed satisfied in the event a copy of any written Acquisition Proposal and any related agreements, reflecting conditions or other material terms relating to any Acquisition Proposal, including the financing thereof, is furnished to Parent) and (y) the identity of the Person or group (as defined under Section 13(d) of the Exchange Act) making any such Acquisition Proposal or Acquisition Inquiry. Commencing upon the provision of any notice referred to above until any such Acquisition Proposal or Acquisition Inquiry has been withdrawn, the Company (or its outside counsel) shall (A) provide prompt notice to Parent no later than 24 hours after any material change regarding the material terms (including all amendments) of any such Acquisition Proposal or Acquisition Inquiry and upon Parent’s request will provide an update on the status of discussions regarding such Acquisition Proposal and (B) promptly (and in any event not later than 24 hours) after receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all material documents (including any written, or electronic material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal, including the financing thereof) exchanged between the Company or Company Subsidiaries or any of the Company Representatives, on the one hand, and the Person making an Acquisition Proposal or any of its Affiliates, or their respective officers, directors, employees, investment bankers, attorneys, accountants or other advisors or representatives, on the other hand. The Company shall provide Parent with at least 24 hours prior notice (or such shorter notice as may be provided to the Company Board) of a meeting of the Company Board at which the Company Board is reasonably expected to consider an Acquisition Proposal. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement, and neither the Company nor any of the Company Subsidiaries is party to any Contract, that prohibits the Company from providing the information described in Section 5.03(b) or this Section 5.03(c) to Parent.

(d) Notwithstanding anything in this Agreement to the contrary, if the Company receives an Acquisition Proposal, other than in connection with or as a result of breaching or violating this Section 5.03, that the Company Board concludes in good faith, After Consultation, constitutes a Superior Proposal, the Company Board may, at any time prior to the receipt of the Company Stockholder Approval, if it determines in good faith, After Consultation, that the failure to take such actions contemplated by clauses (x) and/or (y) below would be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law, (x) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (y) terminate this Agreement pursuant to Section 7.01(f) and simultaneously enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Termination Fee and otherwise complies with the provisions of Section 7.01(f) and Section 7.02; and provided further that the Company Board may not effect a Change of Board Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless:

(i) the Company shall have provided prior written notice to Parent, at least four Business Days in advance (the “Superior Proposal Notice Period”), of its intention to effect such a Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation) or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, which notice shall specify the basis upon which the Company Board intends to terminate this Agreement or effect such Change of Board Recommendation and the material terms and conditions of such Superior Proposal (and the identity of the Person or group making such Superior Proposal), and shall have contemporaneously provided the execution draft of the relevant proposed definitive transaction agreements with the Person making such Superior Proposal (the “Alternative Acquisition Agreement”)) and other material documents with respect to such Superior Proposal (including any with respect to the financing thereof); and

(ii) prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, (A) if requested by Parent, the Company shall have, and shall have caused the Company Representatives to, during the Superior Proposal Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (B) Parent shall not have, during the Superior Proposal Notice Period, made a written offer irrevocable during the portion of the Superior Proposal Notice Period remaining after the submission of such offer that would, upon the Company’s acceptance thereof, be binding on Parent and that, after consideration of such offer by the Company Board in good faith and After Consultation, results in the Company Board determining that such Superior Proposal no longer constitutes a Superior Proposal.

In the event of any amendment to the financial terms or any other material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent pursuant to Section 5.03(d)(i) and to comply with the requirements of this Section 5.03(d) with respect to such new written notice (including a new Superior Proposal Notice Period), except the Superior Proposal Notice Period shall be at least three Business Days (rather than the four Business Days contemplated by Section 5.03(d)(i) above).

(e) Notwithstanding anything to the contrary contained in this Agreement, and solely in response to an Intervening Event, the Company Board may effect a Change of Board Recommendation prior to the receipt of the Company Stockholder Approval if the Company Board determines in good faith, After Consultation, that the failure to do so would be inconsistent with the directors’ fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that the Company Board may not effect such a Change of Board Recommendation unless:

(i) the Company shall have provided prior written notice to Parent, at least four Business Days in advance (the “Intervening Event Notice Period”), of its intention to effect such a Change of Board Recommendation (which notice itself shall not constitute a Change of Board Recommendation), which notice shall specify the details of such Intervening Event and the basis upon which the Company Board intends to effect a Change of Board Recommendation; and

(ii) prior to effecting such Change of Board Recommendation, (A) if requested by Parent, the Company shall have, and shall have caused the Company Representatives to, during the Intervening Event Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that a Change of Board Recommendation is no longer necessary, and (B) Parent shall not have, during the Intervening Event Notice Period remaining after the submission of such offer, made a written offer irrevocable during the portion of the Intervening Event Notice Period that would, upon the Company’s acceptance thereof, be binding on Parent and that, after due consideration of such offer by the Company Board in good faith and After Consultation, results in the Company Board determining that it would continue to be inconsistent with the director’s fiduciary duties to the stockholders of the Company under applicable Law to not effect the Change of Board Recommendation.

In the event of any material changes to the circumstances applicable to the Intervening Event, after the start of the Intervening Event Notice Period, the Company shall be required to deliver a new written notice to Parent pursuant to Section 5.03(e)(i) and to comply with the requirements of this Section 5.03(e) with respect to such new written notice (including a new Intervening Event Notice Period) except the Intervening Event Notice Period shall be at least three Business Days (rather than the four Business Days contemplated by Section 5.03(e)(i) above).

(f) The Company shall keep confidential any proposals made by Parent to revise the terms of this Agreement, other than in the event of any amendment to this Agreement and to the extent required by applicable Law to be disclosed in any Company SEC Documents.

(g) The Company agrees that any action taken by a Company Representative that, if taken by the Company, would constitute a material breach of the restrictions set forth in this Section 5.03 shall be deemed to be a material breach of this Section 5.03 by the Company.

(h) Nothing contained in this Agreement shall prohibit the Company Board from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or otherwise complying with the provisions of Rule 14d-9; provided, however, that, except as otherwise permitted under Section 5.03, such disclosure is limited to: (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (ii) an express rejection of any applicable Acquisition Proposal, and/or (iii) an express reaffirmation of the Company Board Recommendation.

(i) No Change of Board Recommendation shall change the approval of the Company Board for purposes of causing any Takeover Law to be applicable to the Transactions.

Section 5.04 Appropriate Action; Consents; Filings.

(a) Prior to the Effective Time, the Company shall use its reasonable best efforts to obtain any consents, approvals or waivers of third parties with respect to any Contracts of the Company or any of the Company Subsidiaries, as may be necessary or appropriate for the consummation of the Transactions or required by the terms of any Contract of the Company or any Company Subsidiary (including such consents as are necessary such that no third party will obtain additional rights under any such Contract as a result of the consummation of the Transactions) as a result of the execution, performance or consummation of the Transactions, including such consents as are required to be disclosed in the Company Disclosure Schedule; provided that, the Company shall coordinate with Parent and cooperate in determining whether any actions, consents, approvals or waivers should be sought to be obtained from third parties (including under any Company Material Contract) in connection with consummation of the Transactions and seeking any such actions, consents, approvals or waivers. Prior to the Effective Time, the Company shall furnish Parent with an executed affidavit that satisfies the requirements of Treasury Regulation section 1.1445-2(c)(3)(i).

(b) Subject to the terms and conditions of this Agreement, including Section 5.04(j), prior to the Effective Time, each of the Company and Parent shall use their reasonable best efforts to (i) take, or cause to be taken, all other appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable and (ii) as promptly as practicable, obtain from any Governmental Entities any consents, licenses, permits, certificates, filings, exemptions, waivers, approvals, authorizations, registrations, waiting period expirations or terminations, clearances or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any Action by any Governmental Entity (including those in connection with the Antitrust Laws and CFIUS Approval), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other Transactions. The Company and Parent shall further (x) cooperate with each other in determining which additional filings, and which additional consents, licenses, permits, certificates, exemptions, waivers, approvals, authorizations, registrations, clearances or Orders are required to be obtained from Governmental Entities prior to the Effective Time in connection with the execution and delivery of this Agreement and consummation of the Transactions and (y) use their reasonable best efforts to timely make all such filings and timely seek all such consents, licenses, permits, certificates, exemptions, waivers, approvals, authorizations, registrations, clearances or Orders.

(c) In furtherance and not in limitation of the provisions of Section 5.04(b), each of the Company, Parent and Merger Sub shall as promptly as practicable, make all necessary applications, notices, petitions and filings required, and thereafter make any other required submissions and respond as promptly as practicable to any requests for additional information or documentary material with respect to this Agreement and the Merger as is required under (A) the Exchange Act, and any other applicable foreign, federal or state securities Laws, (B) the Antitrust Laws, (C) subject to Section 5.04(e), Exon-Florio and (D) any other applicable Law. The parties further agree that (A) the initial filings to be made under the HSR Act shall in any event be made by each party no later than seven Business Days following the date of this Agreement and the initial filings to be made under any other Antitrust Laws requiring filings shall in any event be made no later than 10 Business Days following the date of this Agreement, and (B) unless mutually agreed otherwise by the Company and Parent, a preliminary joint voluntary notice in accordance with Exon-Florio (the “Exon-Florio Filing”) to CFIUS shall in any event be submitted for filing no later than 15 Business Days following the date of this Agreement.

(d) The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions and copies of all filings made by any filing party with any Governmental Entity in connection with the Transactions; provided, however, that materials provided by the Company or Parent and their respective Subsidiaries or Affiliates to the other party may be redacted (x) as necessary to comply with contractual arrangements entered into in the ordinary course of business without a purpose of avoiding or limiting such party’s obligations under this sentence and (y) as necessary to reasonably preserve attorney-client privilege or to comply with applicable Law, provided, however, that such materials shall be provided in unredacted form to outside counsel to the receiving party in connection with any such application or filing and the receiving party will cause its outside counsel receiving any such unredacted materials not to disclose such materials to the directors, officers or employees of such receiving party without the prior written consent of the producing party.

(e) Parent and the Company shall use their reasonable best efforts to (x) avoid possible rejection or deferred acceptance of the Exon-Florio Filing, (y) respond as promptly as practicable and within any time limitations imposed by applicable regulations to any inquiries from CFIUS or any other Governmental Entity involved in the Exon-Florio review and make any other submissions under Exon-Florio that are required to be made or that the parties agree should be made and (z) obtain the CFIUS Approval, as promptly as practicable.

(f) Without limiting the generality of anything contained in this Section 5.04, (A) each of the Company and Parent shall give prompt written notice to the other of any of the following: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or any of the other Transactions (ii) any notice or other communication from the U.S. Federal Trade Commission, the U.S. Department of Justice, CFIUS or any other Governmental Entity in connection with the Transactions and (iii) to the Knowledge of the Company or to Parent’s Knowledge, any Action commenced or threatened against, relating to or involving or otherwise affecting the Company or any Company Subsidiary which relate to the consummation of the Merger or any of the other Transactions.

(g) Subject to applicable Law, each party hereto (or its counsel) shall, to the extent practicable, permit the other party (or its counsel) to review in advance any proposed communication by such party relating to the Transactions to any Governmental Entity. To the extent practicable, none of the parties to this Agreement shall agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), Action or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party (or its counsel) the opportunity to attend and participate at such meeting. The parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its business operations. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such Action, investigation or other inquiry, each party hereto will have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such Action, investigation or other inquiry, provided, however, that materials provided by the Company or Parent or their respective Subsidiaries or Affiliates to the other party may be redacted (x) as necessary to comply with contractual arrangements entered into in the ordinary course of business without a purpose of avoiding or limiting such party’s obligations under this sentence and (y) as necessary to reasonably preserve attorney-client privilege or to comply with applicable Law; provided, however, that such materials shall be provided in unredacted form to the receiving party’s outside counsel representing such party before such Governmental Entity. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control, direct or interfere with the operations of the Company prior to the Effective Time.

(h) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Merger or the other Transactions, other than filing fees required to be paid in connection with a filing under any applicable Antitrust Laws or Exon-Florio, (i) without the prior written consent of Parent, none of the Company or any Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any Liability or other obligation due to such Person, and (ii) neither Parent nor Merger Sub shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any Liability or other obligation.

(i) Each of the parties hereto agrees that it will not extend any applicable waiting period under any Antitrust Law or enter into an agreement with any Governmental Entity to delay or not consummate the Transactions without the written consent of the other parties hereto (which shall not be unreasonably withheld, delayed or conditioned).

(j) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall obligate Parent, Merger Sub or any of their respective Affiliates to proffer to, agree to or actually (and none of the Company or any Company Subsidiary shall, without the prior written consent of Parent, proffer to, agree to or actually) (i) divest, hold separate (including by establishing a trust), or enter into any license (whether pursuant to an exclusive or nonexclusive license) or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any portion of the business or assets of Parent, the Company or any of their respective Affiliates, (ii) pay any amounts or make any commitments to obtain any consents, licenses, permits, certificates, exemptions, waivers, approvals, authorizations, registrations, clearances or Orders of a Governmental Entity or any other Person (other than the payment of filing fees and expenses and fees of counsel) in connection with the Transactions, (iii) limit in any manner the ability of such entities to conduct, own, operate or control their respective businesses, assets or properties or of the businesses, properties or assets of the Company and the Company Subsidiaries, or otherwise enter into any voting trust arrangement, proxy arrangement or similar agreement or arrangement, or (iv) agree to take mitigation measures, if any, to obtain the CFIUS Approval.

(k) Notwithstanding anything to the contrary set forth in this Agreement, in no event shall Parent or any of its Affiliates be obligated to litigate or participate in the litigation of any Action brought by any Governmental Entity or appeal any Order (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Merger or any of the other Transactions or seeking to obtain from Parent or any of its Affiliates any damages in connection therewith, or (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective Affiliates of all or any portion of the business, assets or any Company Product or product of Parent or any of its Affiliates or to require any such Person to divest, hold separate, or enter into any license (whether pursuant to an exclusive or nonexclusive license) or similar agreement with respect to any portion of the business or assets of Parent, the Company or any of their respective Affiliates.

(l) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall restrict, Parent or any of its Affiliates from developing, soliciting, considering, communicating, exchanging or furnishing information, negotiating, disclosing, entering into or consummating potential or definitive strategic transactions through both internally generated and third party proposals.

(m) The Company shall give Parent the opportunity to participate in the defense, settlement or compromise of any Action or investigation against the Company and/or its directors relating to the Transactions and will obtain the prior written consent of Parent prior to settling or satisfying any such Action or investigation. For purposes of this paragraph “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Action or investigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not breached), and Parent may offer comments or suggestions with respect to the Action or investigation but will not be afforded any decision-making power or other authority over the Action or investigation, except for the settlement or compromise consent set forth above.

Section 5.05 Certain Notices. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 7.01, each of Parent and the Company shall promptly notify the other party of the occurrence of any event that would be likely to cause any condition to the obligations of Parent or the Company, respectively, to effect the Merger not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.05 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 5.06 Public Announcements. Each of the Company, Guarantor, Parent and Merger Sub agrees that no public release or announcement concerning the Transactions (including any communication required to be filed with the SEC pursuant to Rule 14a-12 promulgated under the Exchange Act) shall be issued by any party or its parent company or Subsidiaries without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable national securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. The Company, Parent and Merger Sub agree that the initial press release announcing the execution and delivery of this Agreement shall be a joint press release of, and shall not be issued prior to the approval of each of, the Company, on the one hand, and Parent or Guarantor, on the other hand. Notwithstanding the foregoing provisions of this Section 5.06, (i) Guarantor, Parent, the Parent Representatives, the Company and the Company Representatives and Guarantor’s and the Company’s respective Subsidiaries may make public releases or announcements concerning the Transactions that are not inconsistent with previous press releases or announcements made by Parent and/or the Company in compliance with this Section 5.06, (ii) Guarantor, Parent, the Parent Representatives, the Company and the Company Representatives and Guarantor’s and the Company’s respective Subsidiaries may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not materially inconsistent with previous press releases, public disclosures or public statements made jointly by the Company and Parent or Guarantor and do not reveal material, non-public information regarding the other parties, the Merger or the other Transactions and (iii) the restrictions set forth in this Section 5.06 shall not apply to any release or announcement made or proposed to be made in connection with, or in response to, a Change of Board Recommendation that is effected in compliance with Section 5.03.

Section 5.07 Employee Benefit Matters.

(a) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any Parent Subsidiary in which any director, officer or employee of the Company or any Company Subsidiary (the “Company Employees”) will participate effective as of or after the Effective Time (collectively, “New Plans”), subject to applicable Law and applicable Tax qualification requirements, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Employees in the United States with the Company or a Company Subsidiary that is reflected in the books and records of the Company, as the case may be, for vesting, eligibility and level of benefits purposes (but not for accrual purposes, except for vacation and severance, if applicable) in any New Plan in which such Company Employees are eligible to participate after the Effective Time, in each case except to the extent that recognizing such service would result in a duplication of benefits. To the extent any Company Employee in the United States participates in a New Plan that is a welfare plan or arrangement of Parent or any Parent Subsidiary following the Closing Date (a “Parent Welfare Plan”), Parent and any Parent Subsidiary will, to the extent permitted by applicable Law and any insurer or service provider under the applicable Parent Welfare Plan, cause all (i) pre-existing condition limitations which otherwise would be applicable to such Company Employee and his or her covered dependents to be waived to the extent satisfied under a Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan, (ii) participation waiting periods under each Parent Welfare Plan that would otherwise be applicable to such Company Employee to be waived to the same extent waived or satisfied under the Company Benefit Plan comparable to such Parent Welfare Plan immediately prior to the Closing Date or, if later, immediately prior to such Company Employee’s commencement of participation in such Parent Welfare Plan and (iii) co-payments and deductibles paid by Company Employees in the plan year in which the Effective Time occurs to be credited for purposes of satisfying any applicable deductible or out of pocket requirement under any such Parent Welfare Plan, but only to the extent that the Company provides documentation of such co-payments and deductibles reasonably requested by Parent or any Parent Subsidiary within 20 days of such request. Until September 30, 2015, Parent shall provide (or cause a Parent Subsidiary to provide) the Company Employees in the United States who continue to be employed by Parent or any Parent Subsidiary as of the Effective Time (the “U.S. Continuing Employees”) with base salary and base wage rates, and target annual cash performance bonus opportunities (but not equity or cash-settled equity based incentive opportunities) that are not less favorable in the aggregate than the U.S. Continuing Employees were eligible to earn from the Company immediately prior to the Effective Time, but only to the extent that such salaries, wage rates and target annual cash performance bonus opportunities of the U.S. Continuing Employees are disclosed to Parent within 30 days after the Effective Time. Parent shall use reasonable best efforts to provide U.S. Continuing Employees with the opportunity to participate in those Company Benefit Plans listed in Section 3.11(a) of the Company Disclosure Schedule in which the U.S. Continuing Employees were participants immediately prior to the Effective Time until the earliest to occur of (1) June 30, 2015, (2) the date the U.S. Continuing Employee becomes eligible to participate in a comparable New Plan and (3) the date the U.S. Continuing Employee ceases to be eligible to participate under the Company Benefit Plan terms.

(b) For a period of five Business Days after the date of this Agreement, the Company and the Company Subsidiaries may disseminate any communications to employees, the substance of which has been communicated to or coordinated with Parent on or prior to the date of this Agreement. Thereafter, the Company and the Company Subsidiaries shall provide Parent with a copy of any other written communication to be broadly disseminated to employees of the Company or any Company Subsidiary relating to the Transactions or regarding compensation, benefits or other treatment they will receive in connection with or following the Merger at least three Business Days prior to such dissemination, and will include any reasonable comments from Parent to such communication that Parent makes in good faith within two Business Days after Parent’s receipt of such communication (unless such communication is substantively similar to such prior communications that have been initially made after such announcement of the Merger or prior communications that have been previously provided to Parent pursuant to this Section 5.07(b)).

(c) At least five Business Days prior to the date of the Proxy Statement, the Company shall deliver or make available to Parent a report prepared by an accounting firm, as of five Business Days prior to the date of the Proxy Statement, detailing the possible tax consequences of Section 280G of the Code.

(d) Prior to the Effective Time, the Company shall take such actions as Parent may reasonably request so as to enable the Surviving Corporation to effect such actions relating to the 401(k) plan of the Company (the “401(k) Plan”), including amending and/or terminating the 401(k) Plan prior to the Effective Time, subject to the terms of the 401(k) Plan and applicable Law and provided that such action does not preclude the immediate participation of the Company Employees in any successor 401(k) plan.

(e) This Section 5.07 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.07, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.07. Nothing contained herein shall (i) be treated as an amendment of any particular Company Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 5.07 or (iii) require Parent or any of its Affiliates to (A) maintain any particular Company Benefit Plan or (B) retain the employment of any particular employee.

Section 5.08 Indemnification of Directors and Officers.

(a) For a period of six years from and after the Effective Time, the Surviving Corporation and each Company Subsidiary, as applicable, shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless all past and present directors, officers and employees of the Company and the Company Subsidiaries (collectively, the “Indemnified Persons”) to the same extent such Persons are indemnified as of the date of this Agreement by the Company pursuant to applicable Law, the Company Certificate, the Company Bylaws, the corresponding organizational documents of the Company Subsidiaries and indemnification agreements, in each case as in existence on the date of this Agreement and listed in Section 3.13(a)(xxii) of the Company Disclosure Schedule (collectively, the “D&O Indemnification Agreements”), arising out of acts or omissions in their capacity as directors, officers or employees of the Company and such Company Subsidiaries occurring at or prior to the Effective Time. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Actions with respect to the matters subject to indemnification pursuant to this Section 5.08(a) in accordance with the procedures set forth in the Company Certificate, the Company Bylaws and indemnification agreements and the corresponding organizational documents of the Company Subsidiaries, in each case in existence on the date of this Agreement; provided, however, that the person to whom expenses are advanced undertakes, to the extent required by the DGCL or by the applicable indemnification agreement or organizational document, to repay such advanced expenses to the Surviving Corporation if it is ultimately determined that such director, officer or employee is not entitled to indemnification under applicable Law or pursuant to the applicable indemnification agreement or organizational document.

(b) For a period of six years from and after the Effective Time, to the extent permitted by applicable Law the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company for periods at or prior to the Effective Time than are currently set forth in the Company Certificate and the Company Bylaws. To the extent permitted by applicable Law, the D&O Indemnification Agreements shall continue in full force and effect in accordance with their terms following the Effective Time.

(c) Prior to the Effective Time, the Company shall bind and purchase directors and officers runoff insurance coverage (the “D&O Runoff Insurance”), which by its terms shall survive the Merger for not less than six years for the benefit of the Company, the Company Subsidiaries, the Company’s and any Company Subsidiary’s past and present directors and/or officers that are insured under the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of this Agreement. The D&O Runoff Insurance shall provide coverage for the Company, the Company Subsidiaries and such persons in their capacity as directors, officers and/or employees of the Company or any Company Subsidiary prior to the Effective Time that is not less favorable in the aggregate than the Company’s existing directors and officers policy (true and complete copies of which have been made available to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The Surviving Corporation shall maintain the D&O Runoff Insurance in full force and effect and continue to honor the obligations thereunder for a period of six years after the Effective Time or, if such policies are terminated or cancelled during such six-year period, obtain (subject to the limitations set forth in the next sentence) alternative D&O Runoff Insurance on substantially similar terms as set forth in this Section 5.08(c). Neither the Company nor the Surviving Corporation shall be required to pay an annual premium for the D&O Runoff Insurance in excess of 300% (the “Maximum Amount”) of the last annual premium paid prior to the date of this Agreement (it being understood and agreed that in the event the cost of such D&O Runoff Insurance exceeds the Maximum Amount, in the aggregate, the Company shall remain obligated to provide, and the Surviving Corporation shall be obligated to maintain, the broadest D&O

Runoff Insurance coverage as may be obtained for the Maximum Amount). The Company and Indemnified Parties may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such D&O Runoff Insurance. Parent shall upon written request furnish a copy of such insurance policy to each beneficiary of such policy.

(d) In the event the Surviving Corporation or the Company Subsidiaries or their respective successors or assigns (i) consolidate with or merge into any other Person and are not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of their properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.08, without relieving Parent of its obligations under this Section 5.08.

(e) The obligations under this Section 5.08 shall not be terminated or modified in such a manner as to adversely affect in any material respect any indemnitee to whom this Section 5.08 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.08 applies shall be third party beneficiaries of this Section 5.08).

Section 5.09 State Takeover Laws. If any Takeover Law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger, including by reason of the acquisition of Shares pursuant thereto, the Voting Agreement or any other transaction contemplated to be consummated by the parties pursuant to this Agreement, then the Company Board shall take all action necessary to render such Law inapplicable to the foregoing.

Section 5.10 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Shares (including the disposition of shares of Company Restricted Stock), Company Options and Shares acquired upon the vesting of any Company RSUs, pursuant to this Agreement, and the Merger shall be an exempt transaction for purposes of Section 16.

Section 5.11 Notification of Certain Matters.

(a) Between the date of this Agreement and the earlier of (i) the termination of this Agreement in accordance with Section 7.01 or (ii) the Effective Time, subject to applicable Law, the executive officers of the Company, including the Chief Executive Officer of the Company, shall discuss with Parent, in good faith, in response to reasonable requests from Parent, material (individually or in the aggregate) operational developments, the status of relationships with customers, partners and others having material business relationships with the Company, the status of ongoing operations and other matters relating to the Company’s business as reasonably requested by Parent.

(b) No such discussion contemplated by this Section 5.11 shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

Section 5.12 Company SEC Documents. From the date of this Agreement to the Effective Time, the Company shall timely file with the SEC all Company SEC Documents required to be filed by it under the Exchange Act or the Securities Act. Without limiting the generality of the foregoing, the Company will prepare and file its 2014 Form 10-K no later than the earlier to occur of (i) December 1, 2014, and (ii) the date of the Special Meeting, but in no event earlier than November 17, 2014.

Section 5.13 Rights Agreement. From the date of this Agreement until the earlier of the Effective Time and the date this Agreement is terminated in accordance with Section 7.01, the Company shall not, and shall cause the Company Subsidiaries not to, enter into any stockholder rights agreement, rights plan, “poison pill” or other similar agreement, unless such plan or agreement exempts from its application this Agreement, the Voting Agreements and the Transactions, including the Merger.

Section 5.14 2015 Notes and 2018 Notes. Prior to the Effective Time, the Company will comply with all of its obligations and duties under the terms of the Indentures governing the 2015 Notes and the 2018 Notes (the “Indentures”) and maintain the 2015 Bond Hedges and the 2018 Bond Hedges in full force and effect.

Section 5.15 Further Action. In case at any time following the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent. In addition, the Company shall undertake the actions specified in Section 5.15 of the Company Disclosure Schedule.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Antitrust Consents. (i) Any waiting period under the HSR Act applicable to the Transactions shall have expired or been earlier terminated, (ii) any affirmative approval of a Governmental Entity required under any other Antitrust Law set forth in Section 6.01(b) of the Company Disclosure Schedule (the “Specified Antitrust Laws”) shall have been obtained or any mandatory waiting period related thereto shall have expired, and (iii) in the event that any Governmental Entity of competent jurisdiction takes a Specified Merger Control Action under any other Antitrust Law, any affirmative approval of such Governmental Entity, or confirmation from such Governmental Entity that it does not have jurisdiction, under such Antitrust Law shall have been obtained or any mandatory waiting period related thereto shall have expired.

(c) No Injunctions or Restraints. The consummation of the Merger shall not then be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity of competent jurisdiction and there shall not be in effect any Law promulgated or deemed applicable to the Merger by any Governmental Entity of competent jurisdiction which prevents the consummation of the Merger.

Section 6.02 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company contained in:

(i) Sections 3.02(a), (b), (d), (g) and (h) (Capitalization) shall be true and correct in all material respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time except for representations and warranties in Sections 3.02(a), (b), (d), (g) and (h) that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), provided, however, that if any inaccuracies in Sections 3.02(a), (b), (d), (g) or (h), individually or in the aggregate, result in the aggregate amount required to be paid by Parent as additional consideration in the Merger (including as a result of the assumption of additional Company Options, Company Restricted Stock, Company RSUs, or other securities convertible into Shares in connection with the Merger) to increase by more than $10,000,000, such representations and warranties in Sections 3.02(a), (b), (d), (g) and (h) shall be deemed to fail to be true and correct in all material respects;

(ii) Section 3.01 (other than Section 3.01(d)(ii)) (Organization and Qualification; Subsidiaries), Sections 3.02(c), (e) and (f) (Capitalization), Section 3.03 (Authority), Section 3.04(a)(ii) and (b) (No Conflict; Required Filings and Consents), Section 3.19 (Opinion of Financial Advisor), Section 3.21 (Required Vote) and Section 3.26 (Brokers and Fees) (the “Fundamental Representations”) to the extent qualified by materiality or “Company Material Adverse Effect” shall be true and correct in all respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time except for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time), and all of the Fundamental Representations to the extent not qualified by materiality or “Company Material Adverse Effect” shall be true and correct in all material respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time except for representations and warranties in the Fundamental Representations that relate to a specific date or time (which need only be true and correct as of such date or time); and

(iii) Article III of this Agreement (other than in Sections 3.02(a), (b), (d), (g) and (h) (Capitalization) and other than the Fundamental Representations) (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein (except for the representation in Section 3.10(b) (Absence of Certain Changes or Events) of the Agreement)), shall be true and correct as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time except for such representations and warranties in this Agreement that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), in each case except for such failures to be true and correct, individually and in the aggregate as has not had a Company Material Adverse Effect.

(b) The Company shall have performed in all material respects all obligations and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Since the date of this Agreement, a Company Material Adverse Effect shall not have occurred and be continuing.

(d) Parent shall have received a certificate of the Company, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.01(a), Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied in accordance with the terms thereof.

(e) There shall not be pending any Action commenced by any Specified Governmental Entity against Parent, Merger Sub, the Company, any Company Subsidiary or any of their respective Affiliates in connection with the Merger, (i) that could lead to making illegal, restraining or prohibiting the consummation of any of the Transactions, including the Merger, (ii) that could lead to prohibiting or imposing limitations on the ability of Parent or Merger Sub, or otherwise rendering Parent or Merger Sub unable, to pay for or acquire any or all of the Shares pursuant to the Merger, or seeking to require divestiture of any or all of the Shares to be acquired pursuant to the Merger and the other Transactions, (iii) that could lead to prohibiting or imposing any limitations on the ownership or operation by Parent, the Company or any of their Affiliates of all or any portion of the businesses or assets of Parent, the Company or any of their Affiliates as a result of or in connection with the Merger or the other Transactions, or otherwise compelling Parent, the Company or any of their Affiliates to divest, hold separate, or enter into any license (whether pursuant to an exclusive or nonexclusive license) or similar agreement with respect to any portion of the business or assets of Parent, the Company or any of their respective Affiliates, (iv) that could lead to a requirement that Parent, the Company or any of their Affiliates enter into any voting trust arrangement, proxy arrangement or similar agreement or arrangement with respect to any portion of the business or assets of Parent, the Company or any of their respective Affiliates, or (v) that could lead to prohibiting or imposing limitations on the ability of Parent or Merger Sub effectively to acquire, hold or exercise full rights of ownership of the Shares to be acquired pursuant to the Merger and the other Transactions, including the right to vote the Shares on all matters properly presented to the stockholders of the Company.

(f) There shall not be any Law enacted, entered, enforced or promulgated by any Specified Governmental Entity, other than the application to the Merger of applicable waiting periods under the HSR Act or similar waiting periods with respect to any other Antitrust Laws that (x) has resulted, or is reasonably likely, individually or in the aggregate, to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of Section 6.02(e), or (y) has the effect of making the Merger or any of the other Transactions illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger or any of the other Transactions.

(g) The CFIUS Approval shall have been obtained.

Section 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein) shall be true and correct as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time except for such representations and warranties in this Agreement that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), except for such failures, individually and in the aggregate with any other failures, to be true and correct as has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Each of Parent and Merger Sub shall have performed in all material respects all obligations and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) The Company shall have received a certificate of Parent, executed by an officer of Parent, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating party or parties:

(a) By mutual written consent of Parent and the Company, by action of their respective Boards of Directors, at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval;

(b) By Parent or the Company, if the Effective Time shall not have occurred on or before the Outside Date; provided, however that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to any party whose breach of this Agreement has been the primary cause of the failure of the Effective Time to have occurred on or before the Outside Date;

(c) By either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting, whether before or after receipt of the Company Stockholder Approval, the Merger, and such Order shall have become final and nonappealable;

(d) By either the Company or Parent, if the Special Meeting (including any adjournment or postponement thereof) has concluded, the stockholders of the Company have duly voted, and the Company Stockholder Approval was not obtained;

(e) By Parent, at any time prior to the Effective Time if: (i) the Company Board shall have effectuated a Change of Board Recommendation (or any action by any committee of the Company Board which, if taken by the full Company Board, would be a Change of Board Recommendation) (whether or not in compliance with Section 5.03), (ii) the Company fails to issue a press release that expressly reaffirms the Company Board Recommendation within five Business Days after the Company’s receipt of a written request by Parent to provide such reaffirmation following the date that any Person or group (as defined under Section 13(d) of the Exchange Act), other than Parent or Merger Sub, (A) shall have made an Acquisition Proposal (other than a tender offer or exchange offer described in clause (iii) below) and the existence of such Acquisition Proposal becomes publicly known or (B) shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal or the existence of an intention to make an Acquisition Proposal shall have otherwise become publicly known, (iii) any tender offer or exchange offer that constitutes an Acquisition Proposal is commenced, and the Company Board shall not have recommended that the Company’s stockholders reject such tender offer or exchange offer and not tender their Shares into such tender offer or exchange offer within 10 Business Days after commencement of such tender offer or exchange offer, (iv) the Company shall have breached Section 5.03 (A) in any material respect, or (B) in any respect if such breach directly resulted in the submission of an Acquisition Proposal, (v) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement, or (vi) the Company or the Company Board (or any committee thereof) shall resolve, authorize or publicly propose to do any of the actions specified in clauses (i), (ii), (iii) or (v) of this Section 7.01(e);

(f) By the Company, at any time prior to the receipt of the Company Stockholder Approval if the Company Board determines to accept a Superior Proposal, but only if the Company shall have complied in all material respects with its obligations under Section 5.03 and is otherwise permitted to accept such Superior Proposal pursuant to Section 5.03(d); provided, however, that such termination shall not be effective unless the Company shall simultaneously with such termination enter into the Alternative Acquisition Agreement and pay the Termination Fee to Parent substantially concurrently with such termination;

(g) By Parent, at any time prior to the Effective Time if:

(i) (A) there shall be an Uncured Inaccuracy in any representation or warranty of the Company contained in this Agreement or a breach of any covenant of the Company contained in this Agreement, in any case, such that any condition to the Merger set forth in Section 6.02(a) or Section 6.02(b) would not then be satisfied, (B) Parent shall have delivered to the Company written notice of such Uncured Inaccuracy or breach of covenant, and (C) either such Uncured Inaccuracy or breach of covenant is not capable of cure or at least 20 Business Days shall have elapsed since the date of delivery of such written notice to the Company and such Uncured Inaccuracy or breach of covenant shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this clause (i) of this Section 7.01(g) if any of the circumstances referred to in clauses (A) or (C) of this clause (i) was caused by the breach of this Agreement by Parent or Merger Sub;

(ii) there shall have occurred any adverse event or development which, individually or in the aggregate, has had, and continues to have, a Company Material Adverse Effect and either such event or development is not capable of being remedied or at least 20 Business Days shall have elapsed since the occurrence of such event or development provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this clause (ii) of this Section 7.01(g) if any of the circumstances referred to in this clause (ii) was caused by the breach of this Agreement by Parent or Merger Sub; or

(h) By the Company, at any time prior to the Effective Time if:

(i) there shall be an Uncured Inaccuracy in any representation or warranty of Parent or Merger Sub contained in this Agreement or breach of any covenant of Parent or Merger Sub contained in this Agreement that shall have had, individually or in the aggregate, a Parent Material Adverse Effect,

(ii) the Company shall have delivered to Parent written notice of such Uncured Inaccuracy or breach, and

(iii) either such Uncured Inaccuracy or breach is not capable of cure or at least 20 Business Days shall have elapsed since the date of delivery of such written notice to Parent and such Uncured Inaccuracy or breach shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(h) if any of the circumstances referred to in clause (i) of this Section 7.01(h) above was caused by the breach of this Agreement by the Company.

Section 7.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no Liability on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers, directors, employees, agents or representatives except (i) with respect to Section 5.02(c) (Confidentiality), Section 5.06 (Public Announcements), this Section 7.02 and ARTICLE VIII and (ii) with respect to any Liabilities incurred or suffered by a party as a result of the willful breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.01(e) or by the Company pursuant to Section 7.01(f), then the Company shall pay to Parent immediately prior to or concurrently with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, a termination fee of $265 million (the “Termination Fee”).

(c) In the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b) (in the event that the Company Stockholder Approval has not been obtained prior to such termination) or pursuant to Section 7.01(d) and (i) prior to the date of such termination of this Agreement an Acquisition Proposal shall have been made known to the Company or publicly disclosed (and not publicly withdrawn prior to such termination) and (ii) concurrently with, or within 12 months after, such termination, the Company either (A) consummates a transaction that constitutes an Acquisition Proposal or (B) enters into a definitive agreement to engage in a transaction or a tender offer is commenced that, in either case, constitutes an Acquisition Proposal and such transaction or tender offer is subsequently consummated or completed (whether or not such consummation or completion occurs before or after the 12-month period following such termination) (provided that for all purposes of this Section 7.02(c), the term Acquisition Proposal shall have the meaning assigned to such term in Section 8.04, except that the references to “15%” and “85%” shall be deemed to be references to 50%), then the Company shall pay to Parent the Termination Fee on the date no later than two Business Days after, and subject to, the consummation or completion of such Acquisition Proposal.

(d) All payments under this Section 7.02 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(e) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the Transactions, (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement and (iii) the Termination Fee is not a penalty, but rather constitutes damages in a reasonable amount that will partially compensate Parent and Merger Sub in the circumstances in which such Termination Fee is payable.

(f) In the event that the Company shall fail to pay the Termination Fee when due, the Company shall reimburse Parent and Merger Sub for all reasonable costs and expenses actually incurred or accrued by them (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.02, together with interest on the Termination Fee at the prime rate as quoted on Bloomberg screen (PRIMBB Index) in effect on the date such payment was required to be made through the date of payment plus 2% per annum.

(g) Notwithstanding anything to the contrary in this Agreement, in the event that this Agreement is terminated in accordance with Article VII and the Termination Fee is paid to Parent (or its designee) in accordance with the provisions of this Agreement, payment of the Termination Fee shall be the sole and exclusive remedy of Guarantor, Parent, Merger Sub and each of their respective Affiliates against the Company, the Company Subsidiaries and any of their respective former, current and future Affiliates, and each of their respective directors, officers, employees, stockholders, controlling Persons, agents or representatives for any liability, loss or damage based upon, arising out of or relating to this Agreement, the negotiation, execution, performance or any actual or purported breach hereof or the Transactions or in respect of any other document or theory of law or equity or in respect of any representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. In no event shall the Company be required to pay the Termination Fee on more than one occasion.

Section 7.03 Amendment. This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the receipt of the Company Stockholder Approval, there shall be no amendment that by Law or in accordance with the rules of NASDAQ requires further approval by the Company’s stockholders, without the further approval of the Company’s stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 7.04 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any Uncured Inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no waiver that by Law or in accordance with the rules of NASDAQ requires further approval by the Company’s stockholders, without the further approval of the Company’s stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.02 Fees and Expenses. Subject to Section 7.02, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

Section 8.03 Notices. All notices, requests, demands and other communications under this Agreement shall, except to the extent expressly provided to be oral under this Agreement, be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery; (c) if sent by facsimile transmission or e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving party, when transmitted and receipt is confirmed; (d) if sent by facsimile transmission or e-mail of a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving party, and receipt is confirmed, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

If to Parent, Merger Sub or Guarantor, addressed to it at:

SAP America, Inc.

3999 West Chester Pike

Newtown Square, PA 19073

Attention: Brad C. Brubaker

Facsimile: (610) 661-2402

Email: brad.brubaker@sap.com

with a copy to (for information purposes only):

Paul, Weiss, Rifkind, Wharton & Garrison, LLP

1285 Avenue of the Americas

New York, NY 10019

Telephone: (212) 373-3000

Facsimile: (212) 757-3990

Attention: Toby S. Myerson and Steven J. Williams

Email: tmyerson@paulweiss.com, swilliams@paulweiss.com

and

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

Telephone: (650) 739-3939

Facsimile: (650) 739-3900

Attention: Daniel R. Mitz and Jonn R. Beeson

Email: drmitz@jonesday.com, jbeeson@jonesday.com

If to the Company, addressed to it at:

Concur Technologies, Inc.

601 – 108th Avenue NE, Suite 1000

Bellevue, WA 98004

Attention: John T. Torrey and Kyle R. Sugamele

Facsimile: (425) 671-2405

Email: john.torrey@concur.com, kyles@concur.com

with a copy to (for information purposes only):

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

Attention: Douglas N. Cogen, Horace Nash and Kee Bong Kim

Facsimile: (650) 938-5200

Email: dcogen@fenwick.com, hnash@fenwick.com, kkim@fenwick.com

Section 8.04 Certain Definitions. For purposes of this Agreement, the term:

“2015 Notes” means the Company’s 2.50% convertible senior notes due April 15, 2015.

“2015 Bond Hedges” means note hedges, purchased by the Company in connection with the 2015 Notes, covering 5,491,883 Shares at a strike price of $52.35 per share.

“2015 Warrants” means warrants, issued by the Company in connection with the 2015 Notes, to acquire up to 5,491,883 Shares at an exercise price of $73.29 per share.

“2018 Notes” means the Company’s 0.50% convertible senior notes due June 15, 2018.

“2018 Bond Hedges” means note hedges, purchased by the Company in connection with the 2018 Notes, covering 4,661,551 Shares at a strike price of $104.85 per share.

“2018 Warrants” means warrants, issued by the Company in connection with the 2018 Notes, to acquire up to 4,661,551 Shares at an exercise price of $138.48 per share.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that (a) contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, provided, that such confidentiality agreement need not contain any standstill provision, (b) does not prohibit the Company from complying with the provisions of Section 5.03 and (c) does not include any provision calling for an exclusive right to negotiate with the Company prior to the termination of this Agreement.

“Acquisition Inquiry” means an inquiry, indication of interest or request for non-public information (other than an inquiry, indication of interest or request for information made or submitted by Parent, Merger Sub, Parent’s Affiliates or the Parent Representatives) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means any offer or proposal (whether or not in writing) concerning, for or relating to any (a) direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of beneficial ownership of 15% or more of the total outstanding Equity Interests in or voting securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning 15% or more of the total outstanding Equity Interests in or voting securities of the Company; (b) direct or indirect purchase or other acquisition of 50% or more of any class of equity or other voting securities of one or more Company Subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter) or assets (measured by the greater of book value or fair market value thereof as of the date of such transaction) of the Company and the Company Subsidiaries, taken as a whole; (c) merger, consolidation, business combination, share exchange, joint venture or other similar transaction involving the Company or one or more Company Subsidiaries, the business(es) of which, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter) or assets (measured by the greater of book value or fair market value thereof as of the date of such transaction) of the Company and the Company Subsidiaries, taken as a whole, pursuant to which the stockholders of the Company (as a group) or such Company Subsidiary or Company Subsidiaries, as applicable, immediately preceding such transaction hold less than 85% of the Equity Interests in or voting securities of the surviving or resulting entity of such transaction; (d) liquidation, dissolution, recapitalization or reorganization of the Company or any Company Subsidiary, other than a wholly-owned Company Subsidiary, (e) direct or indirect sale, transfer or disposition of assets (including by any license or lease, other than licenses or leases under customer agreements entered into in the ordinary course of business) of the Company or one or more Company Subsidiaries, which assets, individually or in the aggregate, generate or constitute (as applicable) 15% or more of the consolidated net revenues or net income (for the 12-month period ending on the last day of the Company’s most recently completed fiscal quarter) or assets (measured by the greater of book value or fair market value thereof as of the date of such transaction) of the Company and the Company Subsidiaries, taken as a whole; or (f) any combination of the foregoing transactions that results in one of the effects referenced in clauses (a) – (e) above; provided that in no event shall the Transactions between Parent, Merger Sub and the Company (or any other transactions between Parent, Merger Sub or their Affiliates, on the one hand, and the Company and the Company Subsidiaries, on the other hand), be deemed to be an Acquisition Proposal.

“Action” means any litigation, action, claim, suit, hearing, arbitration, mediation or other proceeding (public or private) by or before, or otherwise involving, any Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“After Consultation” by a Person means after consultation with such Person’s outside legal counsel and, other than with respect to determinations with respect to the fiduciary duties of such Person’s board of directors, such Person’s financial advisor of nationally recognized reputation (it being acknowledged and agreed that the Company Financial Advisor is a financial advisor of nationally recognized reputation).

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessoning competition through merger or acquisition.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York or San Francisco, California are authorized or required by Law to be closed.

“CFIUS” means the Committee on Foreign Investment in the United States, including any successor or replacement thereof.

“CFIUS Approval” means that the parties (or their respective counsel) shall have received a written notification issued by CFIUS that it has concluded a review of any notification voluntarily provided pursuant to Exon-Florio and Section 5.04(c) and that (a) CFIUS has concluded its review of the Transactions and that (i) the Transactions do not constitute a “covered transaction,” (ii) there are no unresolved national security issues with respect to the Transactions, or (iii) the United States government will not take action to prevent or suspend the Transactions; (b) CFIUS has concluded an investigation into the Transactions without sending a report to the President of the United States and that (i) there are no unresolved national security concerns with respect to the Transactions or (ii) the United States government will not take action to prevent or suspend the Transactions; or (c) the President of the United States has decided not to take any action to suspend or prohibit the Transactions; provided that written notice from CFIUS shall not be required if (x) the period under Exon-Florio during which CFIUS or the President must act shall have expired without any such action being threatened, announced or taken or (y) the President shall have announced (or otherwise communicated, directly or indirectly, to Parent and the Company) a decision not to take any action to suspend or prohibit the Transactions.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Available Software” means “shrink wrap,” “click through,” “browse wrap” or generally available commercial off-the-shelf Software that has not been materially modified or customized by a third party for the Company or any Company Subsidiary, including Open Source Materials.

“Company Benefit Plan” means each “employee benefit plan” as defined in ERISA (whether or not subject to ERISA), and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) providing compensation or other benefits to any current or former director, officer, employee, consultant or independent contractor (or to any dependent or beneficiary thereof) of the Company, a Company Subsidiary or any ERISA Affiliate, which are now, or were within the past six years, maintained, sponsored or contributed to by the Company, a Company Subsidiary or any ERISA Affiliate, or under which the Company, a Company Subsidiary or any ERISA Affiliate has any Liability or

obligations, including all incentive, bonus, pension, profit sharing, consulting, employment, retirement, deferred compensation, severance, vacation, paid time off, holiday, cafeteria, medical, disability, death benefit, workers’ compensation, fringe benefit, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements or arrangements.

“Company Bylaws” means the currently effective bylaws of the Company.

“Company Certificate” means the currently effective amended and restated certificate of incorporation of the Company.

“Company Compensation Arrangement” means (A) any employment agreement, severance agreement or change of control agreement between the Company or any Company Subsidiary, on the one hand, and any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary, on the other hand, entered into during the 18 months immediately prior to the date of this Agreement, and (B) any Company Options, Company Restricted Stock, Company RSUs or other Equity Plan Stock Awards awarded to, or any acceleration of vesting of any Company Options, Company RSUs or other Equity Plan Stock Awards held by, any holder of Shares who is or was a director, officer or employee of the Company or any Company Subsidiary during the 18 months immediately prior to the date of this Agreement

“Company Financial Advisor” means Qatalyst Partners LP.

“Company Intellectual Property” means any Company Owned Intellectual Property and any Intellectual Property that is licensed to the Company or any of the Company Subsidiaries or otherwise used or held for use in connection with the operation of the business of the Company or any Company Subsidiary.

“Company Material Adverse Effect” means any Effect that (i) is, or would reasonably be expected to be, individually or in the aggregate with all other Effects, materially adverse to the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents, or would reasonably be expected to prevent, consummation of the Merger or performance by the Company of any of its material obligations under this Agreement (it being understood that the obligation to comply with the HSR Act or other Antitrust Laws or Exon-Florio shall not be deemed to constitute a Company Material Adverse Effect pursuant to this clause (ii)); provided, however, that, in the case of clause (i), none of the following Effects shall constitute, nor shall be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect: (a) changes affecting the economies or general business conditions of or financial, credit or capital market conditions anywhere in the world in which the Company and the Company Subsidiaries operate, to the extent such changes do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate; (b) changes in the trading volume or trading price of the Shares in and of itself (provided that the facts and circumstances giving rise to such changes in such volume or price may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect), (c) changes in the industries in which the Company and the Company Subsidiaries operate (including changes in the use, adoption or non-adoption of industry standards), to the extent such changes do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate, or (d) national or international political conditions, acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement, to the extent such changes do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate, (e) changes in Law or GAAP or interpretations thereof, to the extent such changes do not adversely affect the Company or the Company Subsidiaries, taken as a whole, in a manner disproportionate to other similarly situated participants in industries in which the Company and Company Subsidiaries operate, (f) any failure by the Company to meet any published analyst projections, estimates or expectations of the Company’s past or projected revenue, bookings, earnings or other financial performance or results of operations for any period, in and of itself, and any resulting analyst downgrade of the Company’s securities, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, bookings, earnings or other financial performance or results of operations, in and of itself (provided that the facts and circumstances giving rise to such failures may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect), (g) any legal or related proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company or the Company Board relating to, in connection with or arising out of the Merger or the other Transactions, including the Proxy Statement, (h) any Effects primarily resulting from or arising out of the execution, announcement or pendency of this Agreement or the anticipated consummation of the Merger (including the identity of Parent as the acquirer of the Company or Guarantor as parent of Parent), including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders, investors, subcontractors or partners of the Company or the Company Subsidiaries, other than for purposes of Section 3.04 or Section 6.02(a) (insofar as it relates to Section 3.04), (i) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornadoes or other natural disasters, to the extent such changes do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate (j) any Effects directly or indirectly attributable to the U.S. Government sequestration or other broad-based reductions in U.S. Government spending, to the extent such changes do not adversely affect the Company and the Company Subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate, and (k) the taking of any action by the Company or any Company Subsidiaries as required by this Agreement (other than operation by the Company and the Company Subsidiaries in the ordinary course of business), or the failure by the Company or any of the Company Subsidiaries to take any action prohibited by Section 5.01, provided that the Company sought, but did not receive, the prior written consent of Parent and identified reasonable facts and circumstances in writing indicating that taking such required action or failing to take such prohibited action, as the case may be, would reasonably be expected to have a Company Material Adverse Effect.

“Company Option” means an option to purchase Shares issued under any of the Company Stock Option Plans.

“Company Owned Intellectual Property” means any Intellectual Property that is owned by or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Products” means all product (including service) offerings, including all Software, of the Company and each of the Company Subsidiaries (a) that have been sold, licensed, distributed or otherwise disposed of, as applicable, within the past five years, and (b) that the Company, or any of the Company Subsidiaries, is obligated to license, distribute or otherwise provide pursuant to any Outbound License Agreement or Services Agreement or is otherwise obligated to maintain or support (in each case, excluding, for the avoidance of doubt, (1) those third party products or Open Source Materials identified in Section 3.13(a)(xvii) of the Company Disclosure Schedule and (2) any of the Company’s support services).

“Company Registered Intellectual Property” means all Company Owned Intellectual Property that is Registered Intellectual Property.

“Company Restricted Stock” means each outstanding restricted Share that is, at the time of determination, unvested or is subject to a repurchase option, risk of forfeiture or other condition on title or ownership under any applicable restricted stock purchase agreement or other Contract with the Company.

“Company RSU” means a restricted stock unit issued under any of the Company Stock Option Plans.

“Company Source Code” means, collectively, any human-readable Software source code, or any portion or aspect of the Software source code, or any proprietary information or algorithm contained, embedded or implemented in, in any manner, any Software source code, in each case in any Company Product.

“Company Stock Option Plans” means the Company’s 2007 Equity Incentive Plan, the ESPP, and any other stock option, stock incentive or other equity compensation plan or agreement assumed, sponsored or maintained by the Company, any Company Subsidiary or any Affiliate of the Company.

“Company Subsidiary” means a Subsidiary of the Company, whether direct or indirect, other than the Excluded Subsidiary.

“Consultant” means any independent contractor whose compensation is reported on Form 1099 in the United States or on comparable form under the Laws of a Governmental Entity other than the United States.

“Contingent Worker” means a temporary or leased employee who is not a Consultant and whose compensation is not included on the Company’s employment tax and payroll systems.

“Contracts” means any of the binding agreements, arrangements, commitments, understandings, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, and obligations, to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Copyrights” means all copyrights in works of authorship, including rights in databases, data collections, “moral” rights, mask works, copyright registrations and applications therefor.

“Domain Names” means all Internet domain name registrations.

“Effect” means any change, event, development, occurrence, state of facts, circumstance or effect.

“Environmental Laws” means any and all Laws, treaties, policies, guidance, standards, rules, administrative rulings, court decisions, common law, stipulations, consent decrees, permits, restrictions and licenses, which (a) regulate or relate to: the pollution, protection, investigation, preservation, restoration, reclamation or clean up of the environment; including waterways, groundwater, drinking water, air, land, soils, subsurface strata, animals, wildlife, plants or other natural resources or natural habitats; the use, generation, handling, transport, treatment, storage, recycling, reuse, disposal, presence, management, Release or threatened Release of Hazardous Substances; or the health, safety and welfare of Persons or property, including protection of the health and safety of employees; or (b) impose Liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.

“Equity Interest” means any share, capital stock, partnership, membership or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Equity Plan Stock Awards” means each award with respect to a share subject to a Full Value Award outstanding under any Company Stock Option Plan that is, at the time of determination, subject to forfeiture or repurchase by the Company and each ESPP Purchase Right that is outstanding and unexercised at the time of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each trade or business (whether or not incorporated) under common control (within the meaning of Section 4001(b) of ERISA) with the Company, or which together with the Company is treated as a single employer under Section 414(t) of the Code.

“ESPP” means the Company’s 2008 Employee Stock Purchase Plan.

“ESPP Purchase Right” means a right to purchase Shares issued under the ESPP.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Subsidiary” means ClearTrip Inc., a company incorporated in the Cayman Islands, and any Subsidiaries of ClearTrip Inc.

“Exon-Florio” means the Exon-Florio amendments to the Omnibus Trade and Competitiveness Act of 1988, as amended by the Defense Authorization Act for Fiscal Year 1993, as amended, the Foreign Investment and National Security Act of 2007 and Sec. 721 of Title VII of the Defense Production Act of 1950 (50 U.S.C. App. 2170), as amended.

“Fairness Opinion” means the opinion to the Company Board from the Company Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the considerations, limitations, qualifications and other matters set forth therein, the Merger Consideration to be received by the holders of Shares (other than Parent or any affiliates of Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders.

“Foreign Employee Benefit Plan” means any Company Benefit Plan that provides benefits only for employees, consultants, independent contractors, stockholders or directors of the Company, any Company Subsidiary or any ERISA Affiliate who are employed or otherwise regularly providing service outside of the United States.

“Foreign Export and Import Laws” means the Laws and regulations of a non-U.S. Governmental Entity regulating exports, imports or re-exports to or from such non-U.S. country, including the export or re-export of any goods, services or technical data.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Bid” means any quotation, bid or proposal submitted to any Governmental Entity or any proposed prime contractor or higher tier subcontractor of any Governmental Entity in connection with any proposed Government Contract.

“Government Contract” means any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or any such prime contractor or subcontractor otherwise has or may acquire any right or interest, including offerings and agreements based on GSA schedule listings by the Company or any Company Subsidiary.

“Governmental Entity” means (a) any national, federal, state, county, municipal, local or foreign government, or other political subdivision, (b) any governmental agency, authority, board, bureau, commission, department or instrumentality, (c) any court or administrative tribunal, (d) any non-governmental agency, tribunal or entity that is vested by a governmental agency with applicable jurisdiction, including any quasi-regulatory body, such as NASDAQ, or (e) any arbitration tribunal or other similar non-Governmental Entity with applicable jurisdiction.

“Hazardous Substances” means any material, chemical, substance, mixture or waste that is capable of causing harm to or damaging man or any other living organism, the environment or natural resources, including, but not limited to, any material, chemical, substance, mixture or waste: that is designated, regulated or classified by any Law or Governmental Entity as a pollutant, a contaminant, toxic, hazardous, dangerous, infectious, carcinogenic, radioactive, explosive, biohazardous, controlled, special, industrial, reactive, corrosive, ignitable or flammable, or other words of similar meaning or effect, including noise, odor, vibration, electricity or heat, or that is otherwise subject to regulation, control, investigation, reporting or remediation under any Laws or by any Governmental Entity; or that is or contains any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, radon gas, ozone-depleting substances, greenhouse gases, petroleum products, by-products, components, distillates or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, without duplication (a) all indebtedness for borrowed money, (b) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (c) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (d) all obligations evidenced by notes, bonds, debentures or similar instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (f) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is or should be classified as a capital lease, (g) all indebtedness referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and Contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (h) all contingent obligations (including any guaranty or “keep well” agreement) in respect of indebtedness or obligations of others of the kinds referred to in clauses (a) through (g) above.

“Intellectual Property” means rights in or arising out of any of the following: (a) Patents; (b) Trade Secrets; (c) Copyrights, (d) Trademarks, (e) Domain Names and (f) any similar, corresponding or equivalent intellectual property rights to any of the foregoing anywhere in the world.

“International Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York, San Francisco, California, London, United Kingdom, Luxembourg or Germany are authorized or required by Law to be closed.

“Intervening Event” means any material event or development or material change in circumstances with respect to the Company and the Company Subsidiaries taken as a whole that (a) was neither known to the Company Board or any officer of the Company, nor reasonably foreseeable as of or prior to the date of this Agreement and (b) does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Merger Sub or any of their Affiliates, including the announcement or pendency of this Agreement or the Transactions, (iii) clearance of the Transactions under the HSR Act or compliance with any other Antitrust Laws, (iv) the fact the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or (v) changes after the date of this Agreement in the market price or trading volume of the Shares or the credit rating of the Company (it being understood that matters underlying the changes described in clauses (iv) and (v) may be deemed to constitute, or be taken into account, in determining whether there has been an Intervening Event).

“IRS” means the United States Internal Revenue Service.

“Knowledge” of a Person means (i) (a) with respect to the Company and the Company Subsidiaries, the actual knowledge of the persons set forth on Section 8.04(b) of the Company Disclosure Schedule, (b) with respect to Parent or Merger Sub, the actual knowledge of the persons set forth on Schedule 8.04(c) and (c) with respect to any other Person, the actual knowledge of any senior executive officer of the Person and (ii) any fact or matter which any such person in clause (i) of this definition would reasonably be expected to discover or otherwise become aware in the course of the reasonable conduct of his or her duties.

“Law” means any federal, state, local, foreign or international law (including common law), treaty, convention, statute, code, directive, ordinance, rule, interpretation, regulation or Order of any Governmental Entity having applicable jurisdiction or other similar binding requirement of a Governmental Entity having applicable jurisdiction

“Liability” means any known or unknown liability, Indebtedness, obligation or commitment of any kind, nature or character (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet prepared under GAAP).

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Company Products” means Concur Travel, Concur Expense, Concur Travel and Expense, and TripIt.

“NASDAQ” means the NASDAQ Global Select Market.

“On-Premise Agreements” means the Contracts between the Company or a Company Subsidiary granting licenses (i) to various customers for on premise use of the Company’s software products acquired with ETAP-ON-LINE, (ii) to the two customers identified in Section 8.04(e) of the Company Disclosure Schedule to use certain Company Products as an on-premise solution, and (iii) to various customers for on premise use of the Company’s software products, the terms of which are perpetual but pursuant to which neither the Company nor any Company Subsidiary has any remaining service obligations as of the date of this Agreement and that were first entered into, and under which the Company or the Company Subsidiary ceased providing maintenance and support, more than five years before the date of this Agreement.

“Open Source Materials” refers to any Software or other material that is distributed as “free software,” “open source software” or pursuant to any license identified as an open source license by the Open Source Initiative (www.opensource.org) (including but not limited to the GNU General Public License (GPL), LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination, ruling, verdict or award entered by or with any Governmental Entity.

“Other Filings” means all filings made by, or required to be made by, the Company with the SEC in connection with the Transactions, other than the Proxy Statement.

“Outbound License Agreements” means non-exclusive licenses to access or use immaterial object or source code of the Company Products granted to customers (directly or indirectly through third Person partners acting as sublicensors, value added resellers, systems integrators, original equipment manufacturers, or other distributors or resellers of any kind), sublicensors, value added resellers, systems integrators, original equipment manufacturers, or other distributors or resellers of any kind, by the Company or any of the Company Subsidiaries in the ordinary course of business.

“Outside Date” means 11:59 p.m. Pacific Time on February 18, 2015, provided, however, that such date may be extended by Parent or the Company for a period of up to three months, if any of the conditions set forth in Section 6.01(b), Section 6.01(c), Section 6.02(e), Section 6.02(f) or Section 6.02(g) (but for purposes of Section 6.01(c) only if such restraint or prohibition is attributable to an Antitrust Law) have not been satisfied (or waived by Parent in the case of Section 6.02(e), Section 6.02(f) or Section 6.02(g)) as of 11:59 p.m. Pacific Time on February 18, 2015 but all other conditions to Closing shall be, or shall be capable of being, fulfilled.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects would prevent or materially delay, or would reasonably be expected to prevent or materially delay, consummation of the Merger or performance by Parent or Merger Sub of any of their material obligations under this Agreement.

“Patents” means domestic and foreign patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof.

“Permitted Liens” means (a) Liens for Taxes and other charges and assessments of a Governmental Entity that are not yet due and payable and Liens for Taxes and other charges and assessments of a Governmental Entity that are being contested in good faith by appropriate proceedings for which an appropriate reserve has been made in the Company Financial Statements that are included in the Company SEC Documents prior to the date of this Agreement, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens arising in the ordinary course of business for sums that are immaterial in amount to the Company and the Company Subsidiaries, taken as a whole, and not yet due and payable and (c) other encumbrances arising by operation of Law that are immaterial in amount to the Company and the Company Subsidiaries, taken as a whole, and are not yet due and payable arising in the ordinary course of business.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Entity.

“Personal Information” means information provided to Company or any Company Subsidiary by or at the direction of any Customer, employee, contractor or other third party that: (i) identifies or can be used to identify an individual (including, without limitation, names, signatures, addresses, telephone numbers, e-mail addresses and other unique identifiers); or (ii) can be used to authenticate an individual (including, without limitation, employee identification numbers, government-issued identification numbers, passwords or PINs, financial account numbers, credit report information, biometric or health data, answers to security questions and other personal identifiers).

“Privacy and Security Laws” means Laws regarding collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing personally identifiable data, including federal, state or foreign laws or regulations regarding (i) data privacy and information security, (ii) data breach notification (as applicable), and/or (iii) trespass, computer crime and other laws governing unauthorized access to or use of electronic data.

“Registered Intellectual Property” means any of the following Intellectual Property that is the subject of an application, certificate, filing or registration issued, filed with, or recorded by any Governmental Entity, including any of the following:

(a) issued Patents and Patent applications;

(b) Trademark registrations, renewals and applications;

(c) Copyright registrations and applications; and

(d) Domain Name registrations.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, pouring, dumping, depositing, emitting, escaping, emptying, seeping, dispersal, migrating or placing, including movement through, into or upon the environment or any natural or man-made structure.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Services Agreements” means the Top Services Agreements and all non-exclusive subscriptions to use, access or market hosted Company Products granted to customers (directly or indirectly through third Person partners acting as sublicensors, value added resellers, systems integrators, original equipment manufacturers, or other distributors or resellers of any kind), sublicensors, value added resellers, systems integrators, original equipment manufacturers, or other distributors or resellers of any kind, by the Company or any of the Company Subsidiaries in the ordinary course of business.

“Software” means computer software, computer programs, applications (including mobile apps) and databases in any form, including Internet web sites, web content and links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, development tools, library functions, compilers, and data formats, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations.

“Specified Governmental Entity” means (i) any U.S. federal Governmental Entity, or (ii) any non-U.S. or supranational Governmental Entity listed in Section 6.01(b) of the Company Disclosure Schedule.

“Specified Merger Control Action” has the meaning set forth in Section 6.01(b) of the Company Disclosure Schedule.

“Subsidiary” means, with respect to any Person, any entity of which (a) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company), (b) voting power to elect a majority of the board of directors, board of managers or others performing similar functions with respect to such organization is held by such Person or by any one or more of such Person’s Subsidiaries, (c) at least 50% of any class of capital stock or of the outstanding Equity Interests are beneficially owned by such Person, or (d) any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means any unsolicited, bona fide written offer or proposal (that has not been withdrawn and that did not result from a material breach of the provisions of Section 5.03), to acquire all of the outstanding Equity Interests of the Company, which (a) is not subject to a financing condition (and if financing is required, such financing is then committed to the Person or “group” (as defined in or under Section 13(d) of the Exchange Act) making such offer or proposal), (b) is reasonably likely to be consummated on the terms and conditions contemplated thereby and (c) the Company Board shall have determined in good faith After Consultation is more favorable to the stockholders of the Company (in their capacity as such) from a financial point of view than the Merger, in each case taking into account the various legal, financial and regulatory aspects of the proposal, including the financing terms thereof, the likelihood of consummation in a timely manner, and the identity of the Person making such proposal.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other charges in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, escheat, estimated, gross margins, ad valorem, stamp, transfer, value-added, and gains tax.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Top Services Agreements” means the Contracts identified or required to be identified in Section 3.13(a)(xix)(A) of the Company Disclosure Schedule.

“Trade Secrets” means trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable), including ideas, formulas, compositions, inventor’s notes, discoveries and improvements, know-how, manufacturing and production processes and techniques, testing information, research and development information, inventions, unpatented blueprints, drawings, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, market know-how and customer lists and information.

“Trademarks” means all trademarks, service marks, logos, trade dress and trade names and domain names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith.

“Transactions” means the Merger and the other transactions contemplated by this Agreement, the Voting Agreement and all other agreements contemplated by this Agreement.

“Uncured Inaccuracy” with respect to a representation or warranty of a party to this Agreement as of a particular date shall be deemed to exist only if such representation or warranty shall be inaccurate as of such date as if such representation or warranty were made as of such date, and the inaccuracy in such representation or warranty shall not have been cured since such date; provided, however, that if such representation or warranty by its terms speaks as of the date of this Agreement or as of another particular date, then there shall not be deemed to be an Uncured Inaccuracy in such representation or warranty unless such representation or warranty shall have been inaccurate as of the date of this Agreement or such other particular date, respectively, and the inaccuracy in such representation or warranty shall not have been cured since such date.

“U.S. Export and Import Laws” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130), the Export Administration Act of 1979 (50 U.S.C. 2401-2420), the International Economic Emergency Powers Act (50 U.S.C. 1701-1707), the Export Administration Regulations (EAR) (15 CFR 730-774), the Foreign Assets Control Regulations (31 CFR Parts 500-598), the Laws and regulations administered by Customs and Border Protection (19 CFR Parts 1-199) and all other Laws of the United States and regulations regulating exports, imports or re-exports to or from the United States, including the export or re-export of goods, services or technical data from the United States.

Section 8.05 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Term	Section
401(k) Plan	Section 5.07(d)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.03(d)(i)
Book-Entry Shares	Section 2.02(b)
Capitalization Date	Section 3.02(a)
Certificate of Merger	Section 1.02
Certificates	Section 2.02(b)
Change of Board Recommendation	Section 5.03(a)(v)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Schedule	ARTICLE III
Company Employees	Section 5.07(a)
Company Financial Statements	Section 3.07(a)
Company Material Contract	Section 3.13(a)
Company Permits	Section 3.05(a)
Company Preferred Stock	Section 3.02(a)
Company Representatives	Section 5.02(a)
Company SEC Documents	Section 3.06(a)
Company Stockholder Approval	Section 3.21
Confidentiality Agreement	Section 5.02(c)
D&O Indemnification Agreements	Section 5.08(a)
D&O Runoff Insurance	Section 5.08(c)

DGCL	Recitals
Dispute	Section 3.15(l)
Dissenting Shares	Section 2.03
Effective Time	Section 1.02
Electronic Delivery	Section 8.13
Employment Practices	Section 3.12(a)
Exon-Florio Filing	Section 5.04(c)
Export Approvals	Section 3.05(e)
Full Value Award	Section 2.04(b)
Fundamental Representations	Section 6.02(a)(ii)
Guarantee	Section 8.15(c)
Guaranteed Obligations	Section 8.15(a)
Guarantor	Section 8.15(a)
Indentures	Section 5.14
Independent Director	Section 3.12(h)
Insurance Policies	Section 3.17
Intercompany Contracts	Section 3.13(a)(vii)
Intervening Event Notice Period	Section 5.03(e)(i)
Leased Real Property	Section 3.18(c)
LGPL	Section 3.15(f)
Maximum Amount	Section 5.08(c)
Merger	Recitals
Merger Consideration	Recitals
Merger Sub	Preamble
Most Recent Balance Sheet	Section 3.09(a)(i)
New Plans	Section 5.07(a)
Parent	Preamble
Parent Representatives	Section 5.02(a)
Parent Subsidiary	Section 4.03(a)
Parent Welfare Plan	Section 5.07(a)
Paying Agent	Section 2.02(a)
Proxy Statement	Section 1.03(a)
Replacement Right	Section 2.04(b)
Sarbanes-Oxley Act	Section 3.06(a)
Section 16	Section 5.10
Shares	Recitals
Significant Customer	Section 3.23
Special Meeting	Section 1.03(e)
Superior Proposal Notice Period	Section 5.03(d)(i)
Surviving Corporation	Recitals
Takeover Law	Section 3.03(b)
Termination Fee	Section 7.02(b)
U.S. Continuing Employees	Section 5.07(a)
Voting Agreement	Recitals
WARN Act	Section 3.12(e)
Worker List	Section 3.12(f)

Section 8.06 Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.07 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Section 8.08 Entire Agreement. This Agreement (together with the Company Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB, ON THE ONE HAND, NOR THE COMPANY, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 8.09 Assignment. The Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties, and any such purported assignment in contravention of this Agreement shall be null and void, provided that Parent or Merger Sub may assign any of their respective rights and obligations to an Affiliate of Parent or to a successor-in-interest by reason of merger or consolidation or sale of all or substantially all of the assets of Parent; provided further that, with respect to an assignment or transfer by Parent or Merger Sub in accordance with the prior proviso, (a) with respect to an assignment to a successor-in-interest, such assignment includes all rights and obligations under this Agreement, (b) such successor-in-interest or Affiliate shall have agreed as of such assignment or transfer to be bound by the terms of this Agreement in a writing provided to the Company, and (c) Parent remains responsible for the performance of this Agreement and Guarantor remains responsible for all of its obligations under Section 8.15.

Section 8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective permitted successors and permitted assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.08, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto, without notice or Liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.11 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders;

(b) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”

(c) all references in this Agreement to “Sections,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Annexes and Schedules to this Agreement;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) references to a Person are also to such Person’s successors and permitted assigns;

(g) all references in this Agreement to “$“or other monetary amounts refer to U.S. dollars;

(h) unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive;

(i) all references to the “date of this Agreement” shall refer to the date this Agreement is made and entered into;

(j) although the same or similar subject matters may be addressed in different provisions, the parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content); and

any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Laws) by succession of comparable successor Laws and (in the case of Laws) any rules and regulations promulgated under said Laws.

Section 8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement (and any Actions arising out of or related hereto or to the Transactions or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall in all respects be governed by, and construed in accordance with, the Laws of the State of Delaware, including all matters of construction, validity and performance, in each case without reference to any conflict of law rules that might lead to the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any Action arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or for recognition or enforcement of any judgment relating thereto (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise), and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise)

except in Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), (ii) agrees that any Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) may be heard and determined in Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) in Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware). Each of the parties hereto agrees that a final judgment in any such Action (whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be conclusive and may be enforced in other jurisdictions within and outside the United States of America by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process anywhere in the world in the manner provided for notices in Section 8.03. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(C).

Section 8.13 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by e-mail of a ..pdf, .tif, .jpeg or similar attachment (“Electronic Delivery”)) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 8.14 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that prior to any valid termination of this Agreement in accordance with Section 7.01, (a) each party shall be entitled at its election to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law or in equity and (b) the parties shall waive, in any Action for specific performance, the defense of adequacy of a remedy at Law. A party’s pursuit of specific performance at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for Liabilities or damages incurred or suffered by such party in the case of a breach of this Agreement involving fraud or willful or intentional misconduct.

Section 8.15 Guaranty.

(a) To induce the Company to enter into this Agreement, SAP SE, a European Company (Societas Europaea, SE) established under the laws of Germany and the European Union, with a business address at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany (“Guarantor”), intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Company the due and punctual payment and performance of (i) all of Parent’s and Merger Sub’s obligations under this Agreement, in each case as and when due, including payment of Merger Consideration and any breach of this Agreement by Parent or Merger Sub (collectively, the “Guaranteed Obligations”). This guarantee may not be revoked or terminated and shall remain in full force and effect without interruption and shall be binding on Guarantor and its successors and assigns until the Guaranteed Obligations have been satisfied in full. Guarantor further covenants and agrees that, if requested by the Company, it will promptly appoint in accordance with applicable Law a registered agent for service of process in the State of Delaware, and Guarantor shall maintain such registered agent as its agent for service of process in the State of Delaware without interruption until the Effective Time.

(b) All payments pursuant to this Section 8.15 shall be made in lawful money of the United States, in immediately available funds. Guarantor promises and undertakes to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of Guarantor of any kind.

(c) The guarantee set forth in Section 8.15(a) (the “Guarantee”) is an absolute, unconditional and continuing guarantee of the full and punctual payment and performance by Parent and Merger Sub of the Guaranteed Obligations and not of collection. Should Parent or Merger Sub default in the payment or performance of any of the Guaranteed Obligations, Guarantor’s obligations hereunder shall become immediately due and payable to the Company or, to the extent such obligations become due and payable after the Effective Time, to the former holders of Certificates, Book-Entry Shares, Company Options and Full Value Awards, or to the Indemnified Persons. Claims hereunder may be made on one or more occasions. If any payment in respect of any Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, Guarantor shall remain liable hereunder with respect to such Guaranteed Obligation as if such payment had not been made.

(d) Guarantor agrees that the Guaranteed Obligations shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against Parent or Merger Sub; (ii) any change in the time, place or manner of payment of the Guaranteed Obligations or rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement made in accordance with the terms of this Agreement or any agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations; (iii) the addition, substitution or release of any Person interested in the Transactions; (iv) any change in the corporate existence, structure or ownership of Parent or Merger Sub; (v) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or Merger Sub or their assets; (vi) the adequacy of any means the Company may have of obtaining payment related to the Guaranteed Obligations; or (vii) the existence of any claim, set-off or other right which Parent or Merger Sub may have at any time against the Company (other than satisfaction of the Guaranteed Obligations or rights of Merger Sub pursuant to this Agreement), whether in connection with the Guaranteed Obligations or otherwise. Guarantor waives promptness, diligence, notice of the acceptance of the Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Guaranteed Obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other Person interested in the Transactions, and all suretyship defenses generally (other than fraud by the Company), defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under this Agreement and defenses available to Guarantor under the Guarantee. Guarantor acknowledges that it has received and will receive substantial direct and indirect benefits from the Transactions and that the waivers set forth in this Section 8.15 are knowingly made in contemplation of such benefits.

(e) No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power pursuant to this Section 8.15 shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power pursuant to this Section 8.15 preclude any other or future exercise of any right, remedy or power pursuant to this Section 8.15. Each and every right, remedy and power granted to the Company pursuant to this Section 8.15 or allowed it by Law or agreement with respect to this Section 8.15 shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time. The Company shall not have any obligation to proceed at any time or in any manner against, exhaust any or all of the Company’s rights against Parent, Merger Sub or any other Person liable for any Guaranteed Obligations prior to proceeding against Guarantor hereunder or resort to any security or other means of collecting payment. This Guarantee may only be amended by a writing signed and delivered by Guarantor and the Company. Guarantor hereby covenants and agrees that it shall not institute, and shall cause its respective Affiliates not to institute, any Action asserting that the Guarantee is illegal, invalid or unenforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ rights generally, and general equitable principles (whether considered an Action in equity or at law).

(f) Guarantor hereby represents and warrants to the Company and covenants that: (i) the execution, delivery and performance of this Agreement have been duly authorized by all necessary action, and no other proceedings on the part of Guarantor or its stockholders are necessary to authorize this Agreement, and do not contravene any provision of Guarantor’s organizational documents or any Law or contractual restriction binding on Guarantor or its assets; (ii) this Agreement constitutes a legal, valid and binding obligation of Guarantor enforceable against Guarantor in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in an Action at law or in equity), (iii) nothing in this Agreement will terminate its obligations under the Confidentiality Agreement and (iv) Guarantor will not issue any press release or other communication in contravention of Section 5.06.

(g) Nothing in this Section 8.15 shall waive any defenses, counterclaims or rights of setoff that Parent or Merger Sub may have under this Agreement or applicable Law.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and Guarantor have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SAP AMERICA, INC.

By:	/s/ Brad C. Brubaker
Name:	Brad C. Brubaker
Title:	Senior Vice President and Corporate Secretary

CONGRESS ACQUISITION CORP.

By:	/s/ Arlen Shenkman
Name:	Arlen Shenkman
Title:	President

CONCUR TECHNOLOGIES, INC.

By:	/s/ S. Steven Singh
Name:	S. Steven Singh
Title:	Chief Executive Officer

Solely for purposes of Sections 5.04 and 5.06 and Article VIII:

SAP SE

By:	/s/ Luka Mucic
Name:	Luka Mucic
Title:	Chief Financial Officer

By:	/s/ Michael Junge
Name:	Michael Junge
Title:	General Counsel